SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	April	2012
Commission File Number	000-13727
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Information Circular, dated April 5, 2012.
2.	Form of Proxy

This report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statements on Form F-10 (No. 333-180304) and on Form S-8 (No. 333-180495, No. 333-180494 and No. 333-149580) that have been filed with the Securities and Exchange Commission.

Document 1

NOTICE OF
2012 ANNUAL GENERAL AND SPECIAL MEETING

____________

INFORMATION CIRCULAR

April 5, 2012

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING		i
INFORMATION CIRCULAR		1
VOTING AND INFORMATION ABOUT PROXIES		1
SOLICITATION OF PROXIES		1
APPOINTMENT OF PROXYHOLDER		1
REVOCATION OF PROXY		2
VOTING BY NON-REGISTERED SHAREHOLDERS		2
VOTING OF PROXIES		3
EXERCISE OF DISCRETION		3
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES		3
QUORUM		4
BUSINESS OF THE MEETING AND PARTICULAR MATTERS TO BE ACTED UPON		5
A.	FINANCIAL STATEMENTS	5
B.	ELECTION OF DIRECTORS	5
C.	APPOINTMENT AND REMUNERATION OF AUDITORS	8
D.	ADVISORY RESOLUTION TO EXECUTIVE COMPENSATION APPROACH	8
CORPORATE GOVERNANCE		9
GLOBAL CODE OF ETHICAL CONDUCT		9
THE BOARD		9
COMPENSATION OF DIRECTORS		15
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE		17
EXECUTIVE COMPENSATION		18
COMPENSATION DISCUSSION AND ANALYSIS		18
A.	Introduction	18
B.	Summary of 2011 Company Performance	18
C.	Compensation Risk Management	19
D.	Compensation Governance	21
E.	Use of Compensation Consultants	22
F.	Executive Compensation Philosophy	24
G.	Use of Peer Groups	25
COMPONENTS OF EXECUTIVE COMPENSATION		26
Base Salary		27
Annual Incentive Plan		28
Long-Term Incentive Plan		32
Key Employee Long Term Contribution Plan		37
Benefits		37
SUMMARY COMPENSATION INFORMATION		37
TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS		39
SHARE OWNERSHIP AND HOLDING REQUIREMENTS		41
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		41
MANAGEMENT CONTRACTS		41
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON		42
OTHER MATTERS		42
ADDITIONAL INFORMATION		42
APPROVAL OF THIS CIRCULAR		42
APPENDIX “A”		A-1
SCHEDULE “A”		S-1

PAN AMERICAN SILVER CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the “Meeting”) of the shareholders of PAN AMERICAN SILVER CORP. (the “Company”) will be held in the Seasons Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Tuesday, May 15, 2012 at 2:00 p.m. (Vancouver time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2011, together with the auditors’ report thereon;

2.	to elect directors of the Company;

3.	to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting;

4.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company;

5.
to consider and, if thought appropriate, to pass an ordinary advisory resolution approving the Company’s approach to executive compensation which is discussed under “Particular Matters to be Acted Upon – Advisory Resolution on Executive Compensation Approach”, the complete text of which is set out on page 9 of the attached Information Circular for the Meeting;

6.	to consider amendments to or variations of any matter identified in this Notice of Meeting; and

7.	to transact such further and other business that does not have a material effect on the business of the Company as may be properly brought before the Meeting or any and all adjournments thereof.

Accompanying this Notice of Meeting are:  (i) an Information Circular; (ii) an Instrument of Proxy and notes thereto; and (iii) a reply card for use by shareholders who wish to receive the Company’s interim and annual financial statements and management’s discussion and analysis thereon.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.  If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

- i -

This Notice of Meeting, the Information Circular, the Instrument of Proxy and notes thereto and the reply card are first being sent to shareholders of the Company on or about April 20, 2012.

DATED at Vancouver, British Columbia, this 5th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Robert Pirooz

Robert Pirooz,
General Counsel and Director

- ii -

INFORMATION CIRCULAR

VOTING AND INFORMATION ABOUT PROXIES

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of PAN AMERICAN SILVER CORP. (the “Company”) of proxies to be voted at the annual general and special meeting of the shareholders of the Company to be held at 2:00 p.m. (Vancouver time) on Tuesday, May 15, 2012, in the Seasons Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, and any adjournments thereof (the “Meeting”).

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent.  The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid.  All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to “Pan American” mean the Company and its subsidiaries.  The principal executive office of the Company is located at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The telephone number is (604) 684-1175 and the facsimile number is (604) 684-0147.  The Company’s website address is www.panamericansilver.com.  The information on the Company’s website is not incorporated by reference into this Information Circular.  The registered and records office of the Company is located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.

The date of this Information Circular is April 5, 2012, and it is first being sent to shareholders on or about April 20, 2012. The Annual Information Form disclosure required by National Instrument 52-110 – Audit Committees  (“NI 52-110”) can be found in the Company’s Annual Information Form for the year ended December 31, 2011, under the heading “Audit Committee”, a copy of which is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

APPOINTMENT OF PROXYHOLDER

The persons named in the accompanying form of proxy for the Meeting are directors or officers of the Company, or both.  A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder’s attorney authorized in writing.  If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument.

An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Attention: Stock Transfer Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare by telephone (toll free) at 1-800-564-6253.

REVOCATION OF PROXY

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting, before any vote in respect of which the proxy is to be used shall have been taken.  A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in many cases, common shares in the capital of the Company (the “Shares”) beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Notice of Meeting, this Information Circular, the form of proxy, and the reply card for use by shareholders who wish to receive the Company’s financial statements (collectively, the “Meeting Materials”) to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies, such as ADP Canada or ADP, to forward the Meeting Materials to Non-Registered Holders.  Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
receive, as part of the Meeting Materials, a voting instruction form (a “VIF”) which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the VIF (which may in some cases permit the completion of the VIF by telephone or through the internet); or

(b)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and deposit it as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.

In addition, there are two kinds of Non-Registered Holders - those who object to their name being made known to the issuers of securities which they own (called “OBOs”, for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs”, for Non-Objecting Beneficial Owners).

The Company has decided to take advantage of the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable VIF from our transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting services, as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

VOTING OF PROXIES

Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by such proxies will be voted accordingly.  If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.  If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of directors, the proxyholder will not vote the Shares represented by that proxy for any director.

EXERCISE OF DISCRETION

The accompanying form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the persons appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business.  At the date of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue 200,000,000 common shares without par value of which 153,895,143 fully paid and non-assessable Shares are issued and outstanding as of April 5, 2012.  The holders of Shares are entitled to one vote for each Share held.  The Company has no other classes of voting securities.

Any holder of record of Shares at the close of business on Thursday, April 5, 2012 will be entitled to receive notice of the Meeting.  Any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Shares voted at the Meeting.   The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, more than ten percent of the issued and outstanding Shares.

This information was provided by management of the Company and Computershare.

QUORUM

Under the Company’s articles of incorporation (the “Articles”), a quorum for the transaction of business at a general meeting is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting.  In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder.

BUSINESS OF THE MEETING AND PARTICULAR MATTERS TO BE ACTED UPON

A.           FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2011 and the auditor’s report thereon are included in the Company’s annual report which is being mailed to all shareholders.

B.           ELECTION OF DIRECTORS

The board of directors of the Company (the “Board”) has determined that eight directors will be elected at the Meeting for the ensuing year.

Majority Voting

The Company has adopted a majority voting policy pursuant to which any nominee proposed for election as a director is required to tender his or her resignation if the director receives more “withheld” votes than “for” votes (i.e., a majority of withheld votes) at any meeting where shareholders vote on the uncontested election of directors.  An “uncontested election” means the number of director nominees for election is the same as the number of directors to be elected to the Board.  A director elected in such circumstances is expected to immediately tender his or her resignation to the Nominating and Governance Committee, which will then submit a recommendation regarding such resignation to the Board.  Within 90 days of receiving the final voting results, the Board will issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation.  A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Nominating and Governance Committee at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the present directors expires at the close of the Meeting.  Persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  In the absence of instructions to the contrary, the accompanying form of proxy will be voted “For” the nominees herein listed.  Management does not contemplate that any of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s Shares are to be withheld from voting on the election of directors.  Each director elected will hold office until the close of the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of management’s nominees for election as directors, the municipality and province or state in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company or any of its subsidiaries beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at April 5, 2012.  All of the proposed nominees were duly elected as directors at the last Annual General and Special Meeting of Shareholders held on May 18, 2011, with the exception of Mr. Christopher Noel Dunn who is management’s nominee to serve as a director in place of Mr. William Fleckenstein who retired from the Board on December 31, 2011, after many years of appreciated service.

Name, Residence and Position	Principal Occupation, Business or Employment Since 2006	Number of Shares Held
Ross J. Beaty Vancouver, B.C. Canada Chairman (independent) Member of the Finance Committee	Executive Chairman of Alterra Power Corp. Chairman of the Company. Director of the Company since September 30, 1988.	1,818,680 Shares (1) 13,849 Options

Geoffrey A. Burns North Vancouver, B.C. Canada President, Chief Executive Officer and Director (non-independent) Member of the Health, Safety and Environment Committee and the Finance Committee	President and Chief Executive Officer of the Company. Director of the Company since July 1, 2003.	42,870 Shares 173,398 Options

Michael L. Carroll Walnut Creek, California USA Director (independent) Chair of the Audit Committee Member of the Finance Committee	Corporate Director. Director of the Company since January 1, 2011.	1,000 Shares 0 Options

Michael J.J. Maloney Seattle, Washington USA Director (independent) Chair of Nominating and Governance Committee Member of the Audit Committee	Private Investor. Director of the Company from September 25, 1995 to November 29, 1999; and re-elected March 2, 2000 to present.	62,412 Shares 5,212 Options

Robert P. Pirooz Vancouver, B.C. Canada General Counsel and Director (non-independent)	General Counsel of the Company. Director of the Company since April 30, 2007.	7,664 Shares 94,164 Options

David C. Press West Vancouver, B.C. Canada Director (independent) Chair of the Health, Safety and Environment Committee Member of the Audit Committee and Human Resources and Compensation Committee	Corporate Director. Director of the Company since May 13, 2008.	1,497 Shares 0 Options

Name, Residence and Position	Principal Occupation, Business or Employment Since 2006	Number of Shares Held
Walter T. Segsworth (2) West Vancouver, B.C. Canada Lead Director (independent) Chair of the Human Resources and Compensation Committee Member of the Health, Safety and Environment Committee	Corporate Director. Director of the Company since May 12, 2009.	4,185 Shares 0 Options

Christopher Noel Dunn Boston, MA USA Director (independent) Chair of the Finance Committee Member of the Human Resources and Compensation Committee and Nominating and Governance Committee	Corporate Director Director of the Company since December 31, 2011.	941 Shares 0 Options
_______________
(1)	160,000 of these Shares are held by Kestrel Holdings Ltd., a private company owned by Mr. Beaty.
(2)	Lead Independent Director. As Lead Independent Director, Mr. Segsworth holds in-camera meetings with all independent directors of the Board and reports back on those in-camera meetings to the Board.

The information as to the municipality and province or state of residence, principal occupation and business or employment is not within the knowledge of the directors or senior officers of the Company and has been furnished by the individual nominees.  The number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at April 5, 2012 or has been provided by individual nominees.

None of the nominees for election to the Board named above are, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular:

(a)
subject to a cease trade order, an order similar to a cease trade order, or an order that denied the Company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set out below, none of the nominees for election to the Board named above are, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Pirooz was formerly a director of Pacific Ballet British Columbia Society (the “Ballet”).  On December 23, 2008, within a year following Mr. Pirooz’s resignation from the board of directors of the Ballet, the Ballet filed a Notice of Intention to Make a Proposal under subsection 50.4(1) of the Bankruptcy and Insolvency Act.  Subsequently, on January 9, 2009, the proposal was unanimously accepted by the creditors of the Ballet.

In addition, none of the above named nominees for election to the Board of the Company have been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

C.           APPOINTMENT AND REMUNERATION OF AUDITORS

Deloitte & Touche LLP were first appointed auditors of the Company on October 26, 1993.

Unless otherwise instructed, the accompanying form of proxy will be voted for: (a) the reappointment of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office until the close of the next annual general meeting of the Company; and (b) the authorization of the Board to fix the remuneration to be paid to the auditors of the Company.

Fees paid or accrued by the Company and its subsidiaries for audit and other services provided by Deloitte & Touche LLP and its related entities during the years ended December 31, 2011 and 2010 were as follows:

	Year ended December 31, 2011 ($)	Year ended December 31, 2010 ($)
Audit Fees	$1,760,000	$1,520,000
Audit Related Fees	$421,000	$56,000
Tax-Related Fees	$22,000	$47,000
Other Fees	$12,000	nil
Total:	$2,215,000	$1,623,000
_______________
The Audit Committee approved all audit and non-audit services provided by Deloitte & Touche LLP to the Company in 2011 and 2010.

D.           ADVISORY RESOLUTION TO EXECUTIVE COMPENSATION APPROACH

The Company is committed to being on the forefront of corporate governance issues.  Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve an ordinary advisory resolution with regard to supporting the Company’s approach to executive compensation.

Since the resolution is advisory in nature, it will not be binding on the Company. However, the Company and, in particular, the Human Resources and Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on the Company’s approach to executive compensation see “Executive Compensation” beginning on page 18. In the absence of instructions to the contrary, the accompanying form of proxy will be voted “For” this ordinary resolution.

The full text of the resolution to approve the advisory resolution on executive compensation approach is as follows:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular for the annual general and special meeting of shareholders of the Company to be held on May 15, 2012.”

CORPORATE GOVERNANCE

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 - Corporate Governance Guidelines (“NI 58-201” and, together with NI 58-101, the “Corporate Governance Disclosure Rules”) as well as the provisions of the Sarbanes-Oxley Act of 2002 and the Nasdaq’s corporate governance requirements (the “Nasdaq Rules”) have established guidelines for effective governance of listed companies.  The Board is of the view that the Company’s system of corporate governance meets or exceeds these guidelines.

With the goal of continuously improving and enhancing its corporate governance standards and best practices, over the last two years the Company has presented a “say on pay” resolution to its shareholders and has adopted a majority voting policy on the election of directors.

The Company’s overall corporate governance practices are compared with the NI 58-101 guidelines for effective corporate governance in Appendix “A” to this Information Circular.

GLOBAL CODE OF ETHICAL CONDUCT

As part of its stewardship responsibilities, in February of 2003, the Board adopted formal “Standards of Ethical Conduct” which were designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. These standards were revised, amended and restated as a “Code of Ethical Conduct” in December of 2005 in light of the adoption of the Corporate Governance Disclosure Rules. This Code was again revised, amended and restated as a “Global Code of Ethical Conduct” (the “Code”) in August of 2011 to contemplate, among other things, the Company’s Global Anti-Corruption Policy that was adopted in May of 2011.  The Code is applicable to all of the Company’s directors, officers and employees.  The full text of the Code is attached as Schedule “A” to this Information Circular.  The Board, through the Nominating and Governance Committee and the Audit Committee, monitors compliance with the Code and is responsible for the granting of any waivers from the Code to directors or executive officers.  Disclosure will be made by the Company of any waiver from the requirements of the Code granted to the Company’s directors or executive officers in the Company’s quarterly report that immediately follows the grant of such waiver.

THE BOARD

The Board of Directors of the Company has overall responsibility for corporate governance matters through the development and approval of corporate policies and guidelines, assisting in the definition of corporate objectives and assessing key plans, and evaluating the performance of the Company on a regular basis.  Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices.  In addition, the Board has developed a mandate which sets out written terms of reference for the Board’s authority, responsibility and function.  This mandate was revised, amended and restated in April 2003, March 2005 and again in November 2005, in light of the adoption of NI 52-110, the Corporate Governance Disclosure Rules, the provisions of the Sarbanes-Oxley Act of 2002 and the Nasdaq Rules.  The Board, as a whole or through its committees, periodically reviews and assesses the Company’s policies and guidelines, as well as the Company’s governance practices, to ensure they are appropriate and current.

The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance to the Company. The Board will always have a majority of independent directors.  Independence is in part a legal and regulatory construct, but is also evaluated on the basis that such directors are able to act objectively and in an unfettered manner, free from material relationships to the Company.

The Board has established five committees that each play a role in business of the Company.  In particular, the Board has established an Audit Committee, a Health, Safety and Environment Committee, a Nominating and Governance Committee, a Human Resources and Compensation Committee and a Finance Committee.  Each committee acts on issues that fall within its particular purview, but also on matters that overlap between committees and ultimately may involve the Board as a whole. The Board has developed charters or mandates for each of its committees which establish their specific roles and responsibilities, and has also adopted governance guidelines for certain of its committees.  Committee members are appointed annually following the Company’s annual meeting.

In fulfilling its governance responsibilities, the Board has delegated a significant portion of the day-to-day responsibility for corporate governance to the Nominating and Governance Committee.  The Nominating and Governance Committee is responsible for developing and implementing Board governance best practices and works closely with the Company’s General Counsel and its Corporate Secretary to ensure that it stays aware of developments and emerging trends in corporate governance.  The Nominating and Governance Committee regularly reports, advises and makes recommendations on governance related matters to the Board.  Please refer to the description of the Nominating and Governance Committee below for a more detailed description of its composition, function and responsibilities.

In addition, the Board relies on management to ensure the Company is conducting its everyday business to the appropriate standards and also to provide regular, forthright reports to the Board and its committees.

Composition of the Board and Independence

The Board currently consists of eight directors, six of whom, Ross J. Beaty, Christopher Noel Dunn, Michael L. Carroll, Michael J.J. Maloney, David C. Press, and Walter T. Segsworth, qualify as independent directors under the Corporate Governance Disclosure Rules and the Nasdaq Rules, and are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.  Geoffrey A. Burns and Robert P. Pirooz are related directors who are not independent due to their management positions with the Company.  As such, the Board is currently 75% independent.

The independent members of the Board meet without the presence of the non-independent directors and management at every regularly scheduled meeting and at such other Board meetings as they deem appropriate.  These in-camera meetings are led by the Lead Director, Mr. Segsworth.  In addition, the Audit Committee regularly holds in-camera sessions with the auditors of the Company or amongst themselves.  Other committees of the Board also hold in-camera sessions on an ad-hoc basis.

Due to the resignation of William B. Fleckenstein from the Company’s Board on December 31, 2011, and on recommendation of the Nominating and Governance Committee, the Board determined that it was in the best interests of the Company to appoint Christopher Noel Dunn to the Board pursuant to the bylaws of the Company, effective December 31, 2011, to replace Mr. Fleckenstein.  Mr. Dunn qualifies as an independent director under NI 52-110 and the Nasdaq Rules and is management’s nominee to fill the director position formerly held by Mr. Fleckenstein.  Mr. Dunn currently serves on the Finance, the Nominating and Governance and the Human Resources and Compensation Committees of the Board.

Board Committees

The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

The Audit Committee is currently composed of three directors, each of whom is an unrelated and independent director for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the Nasdaq Rules and as required by the Audit Committee Charter.  The Audit Committee regularly holds in-camera sessions without management present.

The Chairman of the Audit Committee is currently Michael Carroll.  All members of the Audit Committee are financially literate.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  Mr. Carroll has significant employment experience in finance and accounting - he previously served as Chairman of the Audit Committee and designated financial expert of Centenario Copper Corporation - and has the requisite professional experience in accounting to meet the criteria of a financial expert within the meaning of section 407 of the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors qualifications and independence.  In this regard the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls.  The Audit Committee has the following duties and responsibilities:

(i)	assisting the Board in fulfilling its responsibilities relating to the Company’s accounting and reporting practices;

(ii)	reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board;

(iii)	reviewing and approving unaudited interim financial statements of the Company;

(iv)	reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information;

(v)
recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company’s independent auditors;

(vi)	recommending to the Board the compensation to be paid to the independent auditors;

(vii)	reviewing the audit engagement and scope of audits to be conducted by the Company’s independent auditors;

(viii)	monitoring and evaluating the independence and performance of the Company’s independent auditors;

(ix)	overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting;

(x)	pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services;

(xi)	in consultation with management and the independent auditors, reviewing the integrity, adequacy and timeliness of the Company’s financial reporting and internal control structure;

(xii)	monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure;

(xiii)	discussing with management and the independent auditor the adequacy and effectiveness of the Company’s financial accounting systems and internal control procedures;

(xiv)	reviewing and approving the appointment of the Company’s chief financial officer and key financial executives;

(xv)	establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(xvi)	annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and

(xvii)	any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company. The Audit Committee also has oversight responsibility for the Company’s internal audit group and function, and reviews and assesses internal audit findings.  Additional information relating to the Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2011 under the heading “Audit Committee” and in Appendix “A” hereto.

The Audit Committee has prohibited the use of the Company’s independent auditors for the following non-audit services:

•	bookkeeping or other services related to the accounting records or financial statements of the Company;
•
financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls;

•
appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to the Company’s financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results;

•	actuarial services;
•	internal audit outsourcing services;
•	management functions or human resources functions;
•	broker-dealer, investment advisor or investment banking services;
•	legal services; and
•	expert services unrelated to audits.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the “HRCC”) is currently comprised of three directors, each of whom is an independent director as required by the Human Resources and Compensation Committee Mandate, and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules.  In addition, none of the members of the Human Resources and Compensation Committee is currently an executive officer of any other public company.  The HRCC holds in-camera sessions without management present when deemed appropriate.

The Chairman of the HRCC is Walter T. Segsworth.  The HRCC reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning, of the executive officers of the Company.  In addition, the HRCC is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure, policies and incentive programs of the Company, as well as delivering an annual report to shareholders on executive compensation.  The HRCC annually reviews and makes recommendations to the Board for approval with respect to annual and long term corporate goals and objectives relevant for determining the compensation for the Chief Executive Officer, and annually reviews the performance of the Chief Executive Officer relative to the goals and objectives established.

More details about the HRCC and its work can be found in the “Executive Compensation” section of this Information Circular.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee currently consists of three directors, one of whom, Mr. Geoffrey Burns, is an executive member of the Board.  The Company believes that the Health, Safety and Environment Committee should have management nominees because they are in the best position to analyze any issues that arise in this area, as well as to effect and implement any desired changes or policies.

The Chairman of the Health, Safety and Environment Committee is David C. Press.  The Company recognizes that proper care of the environment and the health and safety of its employees is integral to its existence, its employees, the communities in which it operates and all of its operations.  Accordingly, the Company has directed its operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies (the “Global Statement”) and to the Company’s Health and Safety Policy and Environmental Policy (the “HSE Policies”). The Company’s operating subsidiaries have responsibility for compliance with the Global Statement and the HSE Policies, and in connection therewith, are committed to, inter alia:

(i)	complying with applicable environmental laws and regulations of the countries and regions in which they operate;
(ii)	exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize potentially harmful environmental impacts;
(iii)	educating employees regarding environmental matters and potential work environment hazards, and how to implement accident prevention programs;
(iv)	conducting regular reviews and reporting findings to management and the Board to ensure complete and transparent corporate wide knowledge of the Company’s environmental performance;
(v)	ensuring that emergency response plans are in place at each operation to protect against unforeseen events that may harm the environment;
(vi)	developing, operating and auditing environmental management systems at each of the Company’s operations that meet or exceed those in use by other peer companies;
(vii)	providing a safe work environment by minimizing and/or eliminating hazards;
(viii)	providing for audits of health and safety programs; and
(ix)	developing and operating health and safety management programs at each of the Company’s operations.

The Health, Safety and Environment Committee oversees audits made of all construction, exploitation, remediation and mining activities undertaken by the Company’s operating subsidiaries, to assess consistency with the Global Statement, HSE Policies and industry best practices.

Nominating and Governance Committee

The Nominating and Governance Committee currently consists of two directors, each of whom is an independent director as required by the Nominating and Governance Committee Charter, and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules.  The Nominating and Governance Committee holds in-camera sessions without management present when deemed appropriate.

The Chairman of the Nominating and Governance Committee is Michael J.J. Maloney.  The Nominating and Governance Committee:

(i)	oversees the effective functioning of the Board;

(ii)	oversees the relationship between the Board and management of the Company;
(iii)	ensures that the Board can function independently of management at such times as is desirable or necessary;
(iv)	assists the Board in providing efficient and effective corporate governance for the benefit of shareholders;
(v)	identifies possible nominees for the Board, and review nominee and member qualifications;
(vi)	ensures that new directors are provided with an orientation and education program;
(viii)	evaluates the performance of each individual director; and
(ix)	reviews the Company’s Global Code of Ethical Conduct.

The Nominating and Governance Committee also reviews and makes recommendations to the Board with respect to:

(i)	the independence of each director;
(ii)	the competencies, skills and experience that each existing director should possess;
(iii)	the appropriate size and composition of the Board;
(iv)	the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees;
(v)	the compensation of the directors of the Company in light of time commitments, comparative fees, risks and responsibilities;
(vi)	the directorships, if any, held by the Company’s directors and officers in other corporations; and
(vii)	the Company’s corporate governance disclosure.

Finance Committee

The Board has a Finance Committee which currently consists of four directors, one of whom, Mr. Geoffrey Burns, is an executive member of the Board.  The Company believes that the Finance Committee should have management nominees because they have day-to-day knowledge of the financial matters relating to the Company and are in the best position to effect and implement any desired changes or policies.  The purpose of the Finance Committee is to assist the Board in monitoring and reviewing the financial structure, investment policies and financial risk management programs of the Company and make recommendations to the Board in connection therewith.

The Chair of the Finance Committee is Mr. Christopher Noel Dunn.  The Finance Committee’s responsibilities include:

(i)	reviewing the policies underlying the financial plan of the Company to ensure its adequacy and soundness in providing for the Company’s operational and capital plans;
(ii)	reviewing the Company’s debt and equity structure;
(iii)	reviewing the establishment and maintenance of a dividend policy;
(vi)	reviewing proposed major financing activities, including any related tax planning;
(v)	reviewing the method for financing proposed major acquisitions by the Company;
(vi)	assessing policies and procedures for entering into investments and reviewing investment strategies for the Company’s cash balances;
(vii)	reviewing the Company’s financial risk management program, including any significant commodity, currency or interest rate hedging programs; and
(viii)	making recommendations to the Board with respect to the foregoing.

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2011:

Director	Board	Audit	Human Resources and Compensation	Nominating and Governance	Health, Safety and Environment	Finance	Total Attendance
	7 meetings	6 meetings	7 meetings	1 meeting	4 meetings	2 meetings
Ross J. Beaty	7	-	-	-	-	2	100%
Geoffrey A. Burns	6	-	-	-	4	2	92%
Michael Carroll(1)	7	6	3 (of 3)	-	-	2	100%
William A. Fleckenstein	7	-	-	1	-	2	100%
Michael J.J. Maloney	6	5	-	1	-	-	86%
Paul B. Sweeney(1)	3 (of 3)	3 (of 3)	4 (of 4)	-	-	-	100%
Robert P. Pirooz	7	-	-	-	-	-	100%
David C. Press(1)	7	3 (of 3)	7	-	4	-	100%
Walter T. Segsworth	6	-	7	-	4	-	94%
__________________
(1)
Paul B. Sweeney resigned from the Board of Directors and Audit and Human Resources and Compensation Committees on May 18, 2011 and was replaced by Mr. Press on the Audit Committee and Mr. Carroll on the Human Resources and Compensation Committee.

COMPENSATION OF DIRECTORS

The Company establishes director compensation based on a comparative with other companies in the mining industry and in contemplation of the duties and responsibilities of the directors, both at a Board level and for each of its committees. The Company’s approach to director compensation is based on offering competitive compensation to recruit and retain highly qualified individuals to serve on its board.  Executive directors are not paid for their services as directors.

The Company’s independent directors are paid for their services as directors through a combination of retainer and meeting fees. Independent director’s compensation is not performance based and they do not participate in compensation programs established for management.

At its February 2011 meeting, the HRCC reviewed director compensation.  As part of this review, the following companies were considered for peer benchmarking purposes due to their market capitalization, industry, and operating characteristics: Coeur d’Alene Mines Corporation, Hecla Mining Corporation, INMET Mining Corporation, New Gold Inc., and Agnico-Eagle Mines Limited.  The review demonstrated that all compensation components were at least 10% below comparator group averages.

As a result of the review, the Board approved increases to director compensation to ensure that the Company’s compensation practices for directors remain fair and competitive.  These increases included the retainer, meeting fees, chair fees, committee fees, lead director fee, and Chairman fees.  These changes took effect in May 2011.

The following table details the retainer and meeting fee structure for the Company’s independent directors as at December 31, 2011:

DIRECTOR RETAINER AND MEETING FEES 2011
Type	Amount
Annual Board Chairman Retainer	CAD$220,000
Annual Board Retainer (non-Chairman)(1)	$90,000
Lead Director Annual Retainer	$10,000
Audit Committee Chair retainer	$14,000
audit Committee Member Retainer	$6,000
Human resources and Compensation Committee Chair Retainer	$8,000
Health, Safety and Environment Committee Chair Retainer	$8,000
Nominating and Governance Committee Chair Retainer	$5,000
Board and Committee Meeting Fee (Per meeting)	$1,000
________________
(1)        Payable in cash, shares or options as described below

Other than the Chairman, each non-executive director of the Company receives an annual Board retainer fee of $90,000, starting on the date of the annual meeting at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of the Company’s next annual meeting.  At the election of each non-executive director, the retainer fee, net of applicable taxes, is received as either:

(i)	cash;

(ii)	Shares based on the 10-day weighted average of the Shares on the Nasdaq National Market immediately prior to the annual general meeting; or

(iii)
options to purchase Shares according to the Black-Scholes formula. The exercise price of such options will be equal to the weighted average trading price of the Shares on the TSX on the five trading days (on which at least one board lot of the Shares was traded) prior to the annual general meeting. The options will vest immediately and will expire ten years after the date on which they were granted.

In 2011, five non-executive directors elected to receive a cash payment pursuant to subsection (i) above and one non-executive director elected to receive Shares pursuant to subsection (ii) above.

In 2011, the Chairman received an annual fee of CAD$120,000, paid in cash net of applicable taxes, plus reimbursable expenses of approximately CAD$100,000 to cover the administrative costs of running the Chairman’s office.

All non-Canadian resident directors also receive the cost of their Canadian tax filings as part of their compensation.  The Company reimburses its directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.

The following table sets forth all amounts of compensation earned by the directors for their services to the Company during the calendar year 2011, with the exception of Geoffrey A. Burns and Robert P. Pirooz who receive compensation as executives of the Company but who do not receive compensation for services as directors of the Company.

Director Compensation Table

Name	Fees earned (1)(6)	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Ross J. Beaty	(CDN) 112,500	-	-	-	-	(CDN) 100,000	(CDN) 212,500
Geoffrey A. Burns	-	-	-	-	-	-	Nil(2)
Michael Carroll	111,500	-	-	-	-	1,258(3)	112,750
William A. Fleckenstein	100,500	-	-	-	-	893(3)	101,393
Michael J.J. Maloney	78,500	-	26,250(4)	-	-	893(3)	105,643
Robert P. Pirooz	-	-	-	-	-	-	Nil(2)
David C. Press	114,125	-	-	-	-	-	114,125
Walter T. Segsworth	23,875	82,500(4)	-	-	-	-	106,375
Paul B. Sweeney(5)	41,500						41,500
__________________
(1)	Includes Board annual retainer fees, plus committee retainer fees and all meeting attendance fees.
(2)	Mr. Pirooz and Mr. Burns are executive members of the Board and therefore receive no compensation for services as a director.
(3)	Includes costs provided to non-Canadian resident directors for the preparation of their Canadian tax returns.
(4)	In Lieu of a cash Board retainer fee, Mr. Segsworth elected to receive shares and Mr. Maloney received part of his retainer in options.
(5)	Mr. Sweeney did not stand for re-election at the Company’s annual and special meeting held in May 2011.
(6)	Retainer fees are paid each May for services performed between the Company’s annual meetings.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company maintains three Directors’ and Officers’ Liability Insurance Policies covering a period of one year from August 31, 2011 (the “Policy Year”) with an aggregate limit of liability of $30,000,000 to cover the directors and officers of the Company and its subsidiaries, individually and as a group.  There is no retention applicable for Non-Indemnifiable Loss, Crisis Loss, or Derivative Investigation Costs.  The Company would bear the first $100,000 of any other loss, except in the cases of losses arising in connection with securities claims (a defined term) where the insured company would bear the first $250,000 of any loss.  The Company paid aggregate premiums of $248,800 for such insurance for the Policy Year.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

A.	Introduction

This compensation discussion and analysis provides information relating to the Company’s process and decision-making for compensation of its executive officers who were employed during or at the end of the financial year of December 31, 2011.  The Named Executive Officers (a “Named Executive Officer” or “NEO”) of the Company are: Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and the two other most highly paid executive officers of the Company.  For 2011, the NEOs were:

•	Geoff Burns, Chief Executive Officer
•	Steve Busby, Chief Operating Officer
•	A. Robert Doyle, Chief Financial Officer
•	Michael Steinmann, Executive Vice President, Geology and Exploration
•	Andres Dasso, Senior Vice President, Operations

In addition, the following information is provided in this Statement of Executive Compensation:

•	A summary of the Company’s 2011 performance;
•	The Company’s compensation risk management assessment;
•	Compensation Governance: the activities and work plan of the Human Resources and Compensation Committee (the “HRCC”);
•	Work performed by compensation consultants;
•	The Company’s compensation philosophy, objectives of compensation programs, and peer group consideration; and
•	Components of executive compensation: 2011 performance criteria and pay decisions for the NEO’s.

B.	Summary of 2011 Company Performance

In 2011, the Company had another exceptional year in financial and operating performance:

•	Silver production was 21.9 million ounces and gold production was 78,426 ounces, generating a record $855.3 million in revenues;
•	Cash costs were $9.44 per ounce of silver, net of by-product credits;
•	Mine operating earnings reached a record of $409.1 million;
•	Net earnings reached a record of $354.1 million, or $3.31 per share; and
•	Adjusted earnings were also a record of $252.3 million, or $2.37 per share.

The Company had many other records in financial performance, and finished the year with record cash flow from operations, before changes in working capital, of $347.4 million or $3.26 per share.

During 2011, the Company invested a total of $33.2 million in development activities at Navidad, not including $17 million the Company spent to purchase equipment for the future Navidad processing plant.  The Company also completed the work needed to make the Company’s successful offer to acquire Minefinders Corporation Ltd.

Performance Graph

The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its Shares with the cumulative total return of the S&P TSX Composite Index, for the last five financial years, assuming reinvestment of dividends.  The graph also depicts total annual compensation for the Named Executive Officers in each particular year from 2007 to 2011 for comparative purposes.

	(CAD$)
	Pan American Silver Corp. Closing Price	Base	S&P TSX Composite	Base

December 29, 2007	$ 34.99	100.00	13,833	100.00
December 31, 2008	$ 21.01	60.65	8,988	64.98
December 31, 2009	$ 25.06	71.62	11,746	85.91
December 31, 2010	$ 40.93	117.28(1)	13,443	97.18
December 30, 2011	$ 22.28	64.06(1)	11,955	86.42
_________________
(1) Assuming reinvestment of dividends.

The relationship between total compensation of the Company’s Named Executive Officers and the Company’s performance is graphically depicted above.  Although the total annual compensation of the Named Executive Officers does not directly correlate to the Company’s cumulative total shareholder return over the five most recently completed financial years, the Company’s executive compensation program has reflected significant factors affecting the Company’s performance and the mining sector during the period.  Despite the positive economic environment and the success of the Company during the first half of 2008, the precipitous fall of metal prices and economic downturn in the second half of the year resulted in the Company instituting a number of cost cutting measures including a 10% reduction in salaries for all senior management and a decision that no awards would be payable under the Company’s Annual Incentive Plan for 2008.  With the recovery of the markets and improved economic conditions during 2009, the salaries were re-instated and incentive plan awards were granted in connection with 2009 performance.  Additionally, in light of the intensely competitive labour market in the mining sector, the Company established the Key Employee Long Term Contribution Plan (as discussed below) in mid-2008, the first awards under this plan being awarded in 2009.  Between 2009 and 2011, total annual compensation of Named Executive Officers has remained relatively stable and in line with the Company’s performance relative to the S&P TSX Composite Index during the period.

C.           Compensation Risk Management

Among other things, in designing its compensation programs, setting objectives, and making incentive awards, the Board of Directors and the HRCC carefully consider potential risks.  During 2011, the HRCC conducted a risk assessment to evaluate the potential risks associated with its compensation programs as they relate to short term and long term decision-making by Company executives.  A number of business risks were mapped to the decision-makers and compensation programs including:

•	Resource estimation and reserve determination;
•	Achievement of annual production and cost targets in balance with long-term development requirements at its operations; and
•	Achieving safety results and meeting environmental requirements.

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features.

As a result of the review, neither the HRCC nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company.  The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

•
Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of growth, safety, and operating performance and are approved by the HRCC, providing a balanced focus on the Company’s immediate requirements without sacrificing the growth required to sustain the business.  Base salaries are market competitive, thus reducing the over-reliance on variable compensation.

•	Capping of maximum payouts: Both short and long-term incentive programs are capped, at 200% and 135% of target respectively, thus limiting windfall payouts.

•
Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.  Furthermore, the HRCC feels that stock ownership requirements and the current level of stock ownership encourages the executives to consider long-term performance and multi-year goals in their decision-making.

•
Funding of incentive programs: The short-term incentive program is funded with current cash.  The long-term incentive program is funded by the issuance of shares and options.  Both the short and long-term incentive programs may be changed, amended or suspended at any time at the Board of Director’s sole discretion.  The Company’s stock option and compensation share plan limits the number of compensation shares that may be issued on annual basis to 200,000.

•
Control features/plan governance: Goals and metrics for 2011 were reviewed by the HRCC and approved by the Board.  Final award payout levels and cash incentives to key executives for 2011 were reviewed by the HRCC and approved by the Board, either of which may have exercised their discretion to alter the award amounts.

•
Time horizon of payments or realization of value: Short-term incentive awards for 2011 were made in March of 2012, following the performance year.  The 2011 long-term incentive program option awards vest over two years and have life of seven years, while compensation shares issued to employees have a two year hold period.  The recipients of these awards realize an increase or decrease in value based on share price.

•
Share ownership policies: Senior executives are subject to and are in compliance with a share ownership policy which aligns their interests with that of shareholders.  The share ownership policy is described below.

•	Restrictions on hedging and derivative trading: Company’s executives are prohibited from engaging in hedging or derivative trading with the Company’s securities.

•
Clawback provision: Both the short and long-term incentive plans include a clawback provision.  If an executive is determined to be responsible for fraud or misconduct in providing financial or other results in an incentive program, the Board of Directors may recoup the entire amount of incentive compensation from the executive.

The HRCC has incorporated an annual compensation risk review into its work plan, reports its findings to the Board on an annual basis, and takes appropriate action to reduce compensation risks when required.

D.           Compensation Governance

Composition of the Human Resources and Compensation Committee

As discussed under the section of this Circular titled “Compensation of Directors”, the purpose of the HRCC of the Board of Directors is to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues.  In addition, the HRCC reviews, approves and oversees the administration of the Company’s share compensation plans.

The HRCC is composed of three independent directors who possess the relevant knowledge and experience to serve on the HRCC and ensure completion of the committee’s mandate.

Mr. Walter Segsworth is currently the Chairman of the HRCC and has served in this capacity since May 2010.  Mr. Segsworth holds a Bachelor of Science in Mining Engineering from Michigan Tech and has over 38 years of experience in mining in Canada and overseas. Mr. Segsworth has served as an executive of several mining companies including Westmin Resources, where he was President and CEO and Homestake Mining Company, where he was President and COO.  He currently serves as a director for Alterra Power Corp., Gabriel Resources Ltd. and Heatherdale Resources Ltd.  Mr. Segsworth is past Chairman of both the Mining Associations of British Columbia and Canada and was named British Columbia’s Mining Person of the year in 1996.  His ongoing leadership and executive experience complement his understanding of compensation matters, performance management, and the human resources challenges in the mining industry.

Mr. David Press has served on the HRCC since 2008 and is an independent director.   Mr. Press is a mining engineer with almost 40 years of diversified experience in the mining industry.  He has worked in underground and open pit mines across Canada as well as in the United States and Australia.  While with Homestake Mining Company, he held the position of Director, Mine Engineering and Development. In that capacity he provided technical support to all Homestake operations as well as leading the evaluation and investigation efforts for potential acquisitions on a world-wide basis.  Mr. Press graduated from Nottingham University with an honours degree in mining engineering in 1967.  His executive experience and service with the HRCC provide him with a solid background in executive and board compensation matters.

Mr. Michael Carroll, a Certified Public Accountant with over 30 years of financial management expertise, was appointed to serve on the HRCC on an interim basis in May 2011.  Mr. Carroll, also Chairman of the Company’s Audit Committee, completed his service on the HRCC in December 2011.   Mr. Carroll is an independent director.

In December 2011, Mr. Christopher Noel Dunn replaced Mr. Carroll on the HRCC.  Mr. Dunn has over 25 years’ experience in the investment banking industry, having worked as a Managing Director in London for Goldman Sachs, as well as having been a Senior Managing Director and Head of Global Mining and Metals for Bear Stearns. He is currently Managing Director of Liberty Metals & Mining, part of Liberty Mutual Group Asset Management Inc., which is focused on private equity investments in natural resources.  Mr. Dunn’s experience and background provide the required skills and knowledge to oversee compensation and human resource matters.  Mr. Dunn is an independent director.

Role and Activities of the HRCC

In addition to a number of other human resources duties contained in the current mandate, the HRCC performs the following activities, through review and consultation with management, in relation to executive compensation:

•	Reviews the overall compensation philosophy, strategy and policies for officers and employees of the Company;

•	Administers the Company’s Stock Option and Compensation Share Plan and determines its use, from time to time, as a form of compensation for senior management and employees of the Company;

•	Reviews incentive compensation program payments, including the annual incentive plan and long-term incentive plan; and

•	Reviews special compensation, recruiting, and retention programs to address unique circumstances, as and when needed.

The HRCC also sets performance goals with the CEO, and reviews the performance of the CEO and other executive officers on an annual basis.  The HRCC meets at least three times per year, and holds in camera sessions, without the presence of management, as needed.

Activities of the HRCC in 2011

The HRCC met seven times in 2011 and, among other things, completed the following activities under its mandate:

•	Reviewed the Company’s human resources strategy;

•	Reviewed performance of the CEO and other executive officers;

•	Performed a review of compensation for the CEO and other executive officers;

•	Reviewed and recommended senior executive appointments;

•	Reviewed and recommend employment agreements;

•	Reviewed the Company’s compensation philosophy;

•	Reviewed and recommended the long-term incentive plan grants, annual incentive plan payments, and long term contribution plan payments;

•	Reviewed executive officer share ownership compliance;

•	Conducted a compensation risk review; and

•	Reviewed compensation consultant work relationships to ensure independence.

Management Role in Compensation Decision-Making

Management participates in the compensation decision-making process as follows:

•	The CEO and the VP of Human Resources participate in HRCC meetings, presenting relevant materials to facilitate HRCC decision-making.
•	The CEO recommends performance metrics, performance results, and final award levels for the AIP and LTIP for HRCC and Board consideration.
•
Through the CEO and VP of Human Resources, management provides its experiences as to the effectiveness of compensation programs to attract, retain, and reward qualified personnel to oversee the Company’s operations.

•	Management oversees compensation matters in each office and subsidiary company, within the approved operating budgets and within the parameters of the Company’s compensation philosophy.

From time to time, other members of the management team are invited to present or participate in meetings.  Management acts in an advisory and informational capacity only and the HRCC maintains strict independence from management.  The Board is ultimately responsible for executive compensation matters.

E.           Use of Compensation Consultants

The Company engaged the services of two compensation consultants during 2011:

•	HayGroup (“Hay”) was originally retained in 2005 and has provided assistance to the HRCC and management in determining the compensation for the Company’s executive officers; and
•
Mercer (Canada) Limited (“Mercer”), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (“MMC”), utilized beginning in 2010 to assist the HRCC in determining the compensation for the Company’s executive officers.

A summary of the fees paid to compensation consultants of the Company for 2010 and 2011 is outlined in the table below:

Executive Compensation Related Consultant Fees

Name of Consultant	Amount invoiced in 2011 (CAD$)	Amount invoiced in 2010 (CAD$)
Mercer	$50,520	$8,400
Hay Group	$37,161	$42,108

Compensation Consultants Retention and Independence

The Company retained Marsh Canada Inc., a separate independent operating company owned by MMC, to provide insurance and brokerage services which were unrelated to executive compensation.

During the 2011 and 2010 financial years, the other fees paid to Marsh Canada Inc. for insurance and brokerage services were CAD$218,766 and CAD$157,761, respectively.

In December 2011, the HRCC directly engaged Mercer to ensure independent compensation advice for 2012.  Under the consulting agreement, the following considerations apply:

•	The HRCC Chairman approves all work plans;
•	Consultants work with management as needed to complete work assignments, but work products are delivered directly to the HRCC Chairman, with distribution to management if required; and
•	Additional consulting services are pre-approved by the HRCC.

While the HRCC may use compensation consultants to provide additional information and advice in respect of its decision-making, the HRCC makes its determinations independently based on its own experience, analysis and assessments and weighs a broad range of considerations, including current business requirements.

Because of the policies and procedures that Mercer and the HRCC have established, the HRCC is confident that the advice it receives from the individual compensation consultant assigned to the Company by Mercer is objective and not influenced by Mercer’s or its affiliates’ relationship with the Company.  These policies and procedures include:

•	The consultant receives no incentive or other compensation based on the fees charged to the Company for other services provided by Mercer or any of its affiliates;
•	The consultant is not responsible for selling other Mercer or affiliate services to the Company;
•
Mercers’ professional standards prohibit the individual consultant from considering other relationships that Mercer or any of its affiliates may have with the Company in rendering his or her advice and recommendations;

•	The HRCC has the sole authority to retain and terminate the executive compensation consultant;
•	The consultant has direct access to the HRCC without management intervention;
•	The HRCC evaluates the quality and objectivity of the services provided by the consultant each year and determines whether to continue to retain the consultant; and
•
The protocols set out in the engagement letter with Mercer limit how the consultant may interact with management and govern when and if the consultant’s advice and recommendations can be shared with management.

Executive Compensation Decision Making Process

The decision making process related to executive compensation is summarized as follows:

F.           Executive Compensation Philosophy

The Company’s compensation structure is designed to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope, to reward the achievement of defined individual and corporate goals, and to align the interests of the executive with shareholders by rewarding performance that is likely to increase shareholder value.

Shareholder value in the Company is primarily driven by results, both in terms of its financial strength and operating measures such as production and mineral reserve and resource growth.  As such, individual and Company performance goals are based on these and other results through the setting of short and long-term performance objectives.  These objectives include, for example, increased safety, mineral reserve and resource growth, project advancement, targets for production and cost reduction.  These objectives are tied directly to the Company’s annual budget and long-term plan, which are approved by the Board.  Executives’ performance is also evaluated against expectations for fulfilling their individual responsibilities and goals within their particular employment function and area of expertise, and therefore is a reflection of their contribution to the Company’s success and towards meeting Company objectives.  As described in more detail below, executive compensation is in many respects dependent on achieving these individual and Company performance results and is, therefore, linked to the creation of shareholder value.

The HRCC’s objective in considering compensation is to ensure that the compensation rewards performance and is fair and reasonable, but that it is also sufficient to attract and retain qualified and experienced executives.

The Company’s compensation benchmark is to provide base salaries and a target total compensation package with an approximate positioning between the 60th and 75th percentile compared to a peer group of similar companies in the mining industry.  The Company’s peer group is described below.  The Company has determined that this compensation range is ideal to attract and retain key talent during an unprecedented shortage of experienced and qualified executives in the mining industry.  In positioning its compensation at this level, the Company has considered the costs and time for recruiting, the current talent pool in the Company, impact and loss of continuity that may arise from vacancies in key leadership positions and the high cost of living in Vancouver, British Columbia, where the Company is headquartered.

Each executive officer’s position is evaluated to establish skill requirements and level of responsibility, which provides a basis for internal and external comparisons of positions.  In addition to industry comparables, the Board and the HRCC consider a variety of factors when determining both compensation policies and programs, and individual compensation levels.  These factors include the long-term interests of the Company and its shareholders, overall financial and operating performance of the Company and the Board’s and the HRCC’s assessment of each executive’s individual performance and contribution towards meeting corporate objectives.

To illustrate pay for performance and alignment with long-term shareholder value creation, the concept of “realizable pay” is presented.  The tables below illustrate the concept of “realizable pay” for the CEO over the last three financial years, and reflect the target and realizable value for each of the compensation elements.  The target pay considers the target short-term and long-term incentive award levels, while the “realizable pay” considers the actual short-term incentive awarded and the value of the long-term incentive awards at the closing share price at December 31, 2011, assuming awards were vested.

CEO Target Pay (CAD$)
Year	Salary	Bonus	Stock	Options	Other	Total Pay
2011	$600,000	$330,000	$180,000	$180,000	$200,000	$1,490,000
2010	$530,000	$291,500	$159,000	$159,000	$200,000	$1,339,500
2009	$500,000	$275,000	$150,000	$150,000	$200,000	$1,275,000
Total 3-Year Target Pay:			$4,104,500

CEO Realizable Pay (CAD$)
Year	Salary	Bonus	Stock(1)	Options(1)	Other	Total Pay
2011	$600,000	$226,050	$55,433	$0	$202,040	$1,083,523
2010	$530,000	$262,350	$109,105	$0	$202,040	$1,103,495
2009	$466,673	$319,688	$79,606	$0	$233,540	$1,099,507
Total 3-Year Realizable Pay:			$3,286,525
___________
(1) Intrinsic value of all equity uses the December 31, 2011 closing stock price of CAD $22.28

Since awards under the long-term incentive plan are made in restricted shares and options, the value of long-term awards varies prior to vesting, and the final payouts realized are directly tied to share price appreciation.  These incentive plan awards may enjoy a higher potential payout in years where shareholders realize value, but also align the CEO with shareholders when the share price does not appreciate.   Unlike shareholders, the CEO and other NEOs are also restricted from exercising stock options or trading shares during blackout periods and are subject to minimum share ownership, which further aligns their “realizable pay” with long-term shareholder interests.

The Company’s compensation practices are regularly monitored by the HRCC and modified as required, to ensure the Company maintains its competitiveness and that it appropriately recognizes growth and change within the organization.

G.           Use of Peer Groups

The HRCC uses a number of data sources for executive compensation reviews.  These sources include compensation consultants, published compensation studies, and other market data.

The Company uses Hay to assist in conducting the executive compensation review.  Detailed job descriptions have been prepared and are updated for each of the senior management positions in the Company.  Hay evaluates each position against appropriate and consistent criteria, utilizing its proprietary point factor method. The resulting total point value for each position is validated in a quality assurance process against benchmarks and is used to determine each position’s level in the market, as measured by Hay’s “Mining  Compensation Review” (“MCR”), which is recognized as the most comprehensive compensation survey database in Canada (as well as in other countries).

In addition to compensation advice provided by Hay, the HRCC and the Company have identified peer groups for salary comparisons.  Currently there are only a handful of publically traded, operating, primary silver mining companies.  Unlike gold mining companies, there is no market index for primary silver mining companies.  This group is so limited that it is challenging to make appropriate comparisons of growth, operating performance, and other financial metrics.  The peer group used by the Company was selected based on the following criteria:

•	Companies that operate in the same labor, industry, and capital markets;
•	Companies that are at a similar stage of development and operate producing mines with comparable complexities;
•	Companies with multiple operating locations in different jurisdictions; and
•	Company size, based on a range from 1/2 to 2 times that of Pan American Silver revenues.

During 2011, the peer group companies selected were the following:

•	Agnico-Eagle Mines Limited
•	EIdorado Gold Corp.
•	lAMGOLD Corporation
•	Centerra Gold Inc.
•	New Gold Inc.
•	Hecla Mining Company
•	Coeur D'Alene Mines Corporation
•	Silver Standard Resources Inc.
•	AuRico Gold Inc.

Mining industry and general salary surveys are also used throughout the year to confirm data provided by compensation consultants and reported in the MCR.  Based on these surveys and market data, the HRCC reviews and, if appropriate, adjusts base salaries, short-term incentive targets and long-term incentive targets.  The HRCC then makes recommendations for changes to executive compensation to the Board.

COMPONENTS OF EXECUTIVE COMPENSATION

Executive officer total compensation is composed of five main components:  base salary, a cash short-term annual incentive program (“AIP”), a long-term incentive plan (“LTIP”), a key employee long term contribution plan (“Retention Plan”) and extended group benefits.  The following table sets out the main components of compensation for Company executives and summarizes their key features:

Element	Objective		Key features
Base salary	•	Provide a fixed level of cash compensation for performing day-to-day responsibilities	•	Set in the first quarter of each year for the 12-month period of January to December, and reviewed as required
AIP	•	Focuses executives on achieving annual operating plan and budget and other short-term objectives	•	Annual incentive plan based on corporate goals and objectives

Element	Objective		Key features
LTIP	•	Focuses executives on long-term shareholder value, and aligns management’s interests with those of shareholders	•	Stock options that vest over two years with a seven-year expiration period
			•	Restricted stock awards with a two-year “no trading” restriction
Retention Plan	•	Retain critical management and skill sets during unprecedented labour shortages in the mining industry	•	Four equal payments over four years, paid in cash
			•	Employee must be with the Company at time of payment and any amounts paid are repayable if employee leaves the Company within six months.
Benefits	•	Attract and retain highly qualified executives	•	Company-paid health, vision, and dental insurance, life insurance, and accidental death and dismemberment insurance

Base Salary

Base salaries are provided to executives as part of the overall compensation package.  Base salaries are designed to attract and retain experienced executives in a highly competitive market.  Base salaries are determined following a review of market data for similar positions in mining companies with international operations of comparable size and scope.  The salary for each executive officer’s position is then determined having regard for the incumbent’s responsibilities, the financial capacity of the Company, potential for advancement, and the assessment of the Board and the HRCC of such other matters as are presented by management, including industry comparable base salaries for similar positions.

The HRCC reviewed salaries a number of times in 2011 based on Hay data and market analysis prepared by Mercer.  The HRCC determined that a market increase was necessary for Mr. Burns and Mr. Busby in order to maintain competitive base salaries given they were both well below the Hay 75th percentile.  Other Named Executive Officers’ salaries were increased by 3.5-3.6% for 2011, based on salary increases anticipated in the metals mining industry.

Named Executive Officer Base Salaries

Executive	Base Salary 2010(1) (CAD$)	Base Salary 2011(2) (CAD$)	Percentage change
Geoffrey A. Burns President and Chief Executive Officer	$530,000	$600,000	13.2%
A. Robert Doyle Chief Financial Officer	$327,800	$339,500	3.6%
Steven L. Busby Chief Operating Officer	$409,000	$510,000	24.7%
Michael Steinmann Executive Vice President, Geology and Exploration	$403,000	$417,500	3.5%
Andres Dasso Senior Vice President, Operations	$392,000	$406,000	3.6%
_____________
(1) As of December 31, 2010
(2) As of December 31, 2011

Annual Incentive Plan

The second component of the Company’s executive compensation is an annual cash bonus earned under the guidelines of the Company’s AIP.  AIP payments are determined on the basis of Company and individual performance with 50% of the AIP payment based on Company performance and 50% based on individual performance, with the exception of the Chief Executive Officer whose AIP payment is based 100% on Company performance.  The ratio may be adjusted periodically by the HRCC, depending on the level of Company, departmental or individual focus desired for future years.

The AIP formula is as follows:

Company Incentive Pay = (Total Target Pay) x (Company performance) x 50%

Individual Incentive Pay = (Total Target Pay) x (Individual performance) x 50%

Total Incentive Pay = Company Incentive Pay + Individual Incentive Pay

The AIP Target Pay ranges from 45% to 50% of base salary for the NEOs, other than the Chief Executive Officer whose AIP Target Pay is 55% of base salary.

Both the individual and Company performance components are compared to a set of annual objectives that have been pre-determined and, in the case of the Company performance, approved by the Board.  Company performance objectives include targets for safety, mineral reserve and resource growth, project advancement, silver production, and operating cost and are tied directly to the Company’s annual budget, which is also approved by the Board.  Individual performance is based on weighted goals established within each individual’s primary area of responsibility and a substantial portion of each individual’s objectives are linked to supporting the achievement of Company performance objectives.  Company and individual performance are then determined by evaluating the level of achievement of the pre-determined targets on a 0% - 200% basis.  Payouts under the program are capped at 200% of target.

NEO Annual Incentive Program Target and Minimum and Maximum Payouts

Executive	Base Salary(1) (CAD$)	Target of base salary	Minimum (0%) (CAD$)	Maximum (200%) (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	$600,000	55%	$0	$660,000
A. Robert Doyle Chief Financial Officer	$339,500	45%	$0	$305,550
Steven L. Busby Chief Operating Officer	$510,000	50%	$0	$510,000
Michael Steinmann Executive Vice President, Geology and Exploration	$417,500	50%	$0	$417,500
Andres Dasso Senior Vice President, Operations	$406,000	45%	$0	$365,400
_______________
(1)  Base salary as of December 31, 2011

NEO AIP Targets and Weightings

Executive	AIP Target (% of Base Salary)	Weighting on Corporate Performance	Weighting on Individual Performance
Geoffrey A. Burns President and Chief Executive Officer	55%	100%	0%
A. Robert Doyle Chief Financial Officer	45%	75%	25%
Steven L. Busby Chief Operating Officer	50%	75%	25%
Michael Steinmann Executive Vice President, Geology and Exploration	50%	75%	25%
Andres Dasso Senior Vice President, Operations	45%	75%	25%

For 2011, the Company’s performance rating against pre-established annual objectives was 68.5%, and is described in further detail below. AIP awards are paid in the year following the year in which the recipient’s performance is assessed.  AIP awards were paid in March 2012 with respect to performance in 2011.

The HRCC recognizes that situations may arise in which unforeseen circumstances may cause formulaic compensation decisions to be inappropriate.  In these circumstances, the formulas may lead to unwanted results that do not accurately reflect real performance and the Board will ultimately determine final compensation within the context of the objectives and current business environment.  For example, the HRCC approved management’s recommendation to forgo the 2008 AIP payment in March 2009 due to metal price and market conditions notwithstanding that Company and individual performance could have justified an AIP payment.   Under the AIP, the HRCC and Board may exercise its discretion in response to special circumstances by, among other things:

•	Suspending or modifying the AIP;

•	Deferring, reducing, or cancelling all or part of the AIP payment due, for business reasons; or

•	Recognizing extraordinary achievement or special circumstances by increasing the overall performance by up to 25%.

In 2012, the HRCC and Board exercised this discretion when considering the AIP Company performance, as described below.

Company Performance Objectives - 2011

Performance Category	Metrics	Weighting	Result	Weighted Performance
Safety	• Maintain an LTIF of 2.0 or better(1) • Maintain an LTIS of 954 or better(1) • Eliminate fatalities	20%	LTIF of 2.04, LTIS 1,563, fatality elimination goal not met	7.5%
Reserve Replacement	• Replace mined reserves by finding 27.119 million contained ounces of silver through exploration programs	15%	Replaced 29.30 million ounces of silver through exploration programs, increasing reserves by 2%	26%

Performance Category	Metrics	Weighting	Result	Weighted Performance
Growth	• Acquire an asset or begin an internal expansion program of a current asset which has high probability of significant additional production before the end of 2012 (10%) • Achieve conditions to allow permitting of Navidad project (15%) • Complete Navidad feasibility study (10%)	35%	Advanced work on acquisitions, significant progress on Navidad feasibility study	10%
Operating performance	•Produce 23.54 million oz. of silver (15%) at a cash cost(2) of not more than $6.84 per oz.	30%	Production of 21.85 million oz. of silver at a cash cost of $9.44 per oz.	0%
Discretionary component		Up to 25%	Morococha relocation project phase I completed on time, on budget, with zero accidents, 5% awarded. Record mine operating earnings of $409M in 2011 vs. $241M in 2010, record EPS of $2.36 in 2011 vs. $0.98 in 2010, 20% awarded	25%
	Total:	100%		68.5%
______________
(1)  Based on 1,000,000 man hours.
(2)  Cash costs per ounce are non-GAAP measures.

Detailed Summary of 2011 Performance

A breakdown of the performance in each performance category is set out below.

Safety

Safety is a top priority at the Company and safety objectives are set each year.  For 2011, safety objectives and performance factors were set at the following:

	.5	1.0	1.5	2.0
• Maintain an LTIF of 2.0 or better (10%)	2.1	2.0	1.9	1.8

• Maintain an LTIS of 954 or better (5%)	1,200	954	900	850

• Eliminate fatalities (5%)	Fatal accident	Fatal accident	Fatal accident	No fatalities

Safety efforts continued to evolve at all operations, with several safety records achieved during the year.  Final safety results were the following:

•	The Company maintained a lost-time incident frequency (“LTIF”) of 2.04, achieving a performance rating of 7.5% against a target of 10%.

•
Company lost-time incident severity (“LTIS”) did not meet the goal, achieving 1,553 against a goal of 954. Also, the Company failed to eliminate fatalities during the year.  The HRCC scored the Company 0% for both the LTIS and eliminating fatalities metrics out of a possible total of 15%.

Reserve Replacement

For 2011, the reserve replacement objectives and performance factors were set at the following:

	.5	1.0	1.5	2.0
• Replace mined reserves by finding 27.119 million contained oz. of silver through exploration programs (15%)	21.695 million oz.	27.119 million oz.	28.475 million oz.	31.000 million oz.

During 2011, the Company’s exploration efforts yielded exceptional results as the Company added 29.3 million ounces to its reserves, thus replacing mined reserves during the year and adding an additional 2% to the reserve book as compared to the previous year.  The performance factor was 1.8, yielding an award for reserve replacement of 26%.

Project Development

For 2011, project development goals and performance factors were set at the following:

	.5	1.0	1.5	2.0
• Acquire an asset or begin an internal expansion program of a current asset which has high probability of significant additional production before the end of 2011 (10%)	1 million oz. (Ag equivalent)	4 million oz. (Ag equivalent)	6 million oz. (Ag equivalent)	8 million oz. (Ag equivalent)
• Achieve conditions to allow permitting of Navidad project (15%)	NA	NA	NA	Remove legal impediments to mining
• Complete Navidad feasibility study (10%)	NA	NA	NA	Complete Navidad feasibility study

Despite the encouraging election results and positive comments regarding support for a change of mining regulations in Chubut, the law prohibiting open pit mining was not modified by the end of 2011 and therefore the Company scored 0% out of 15% on this objective.  However, the Company did make considerable progress on completing our feasibility study for Navidad, so the Board awarded management 10% out of 10% on this objective.

On March 30, 2012, the Company acquired Minefinders Corporation Ltd.  This acquisition will provide additional gold and silver production from the Dolores mine in Mexico.  However, since the transaction was not completed at year-end a score of 0% out of 10% was determined.

Production and Costs

For 2011, production and cost goals and performance factors were set at the following:

	.5	1.0	1.5	2.0
• Produce 23.54 million oz. of silver (15%) at a cash cost(1) of not more than $6.84 per oz. (15%)	Within 1% of budget 1% under cost budget	23.540M 2% under cost budget	24M 3% under cost budget	24.528M $6.84
_____________
(1) Cash costs per ounce are non-GAAP measures.

The Company did not meet the incentive program threshold production target of approximately 23.5 million ounces of silver, producing only 21.9 million ounces.  Consolidated cash costs were $9.44 per ounce of silver which exceeded the goal of $6.84 per ounce.  As a result, a score of 0% out of a possible 30% was awarded with respect to the production and cash cost objectives.

Financial and Project Performance

In 2011, the Company set new financial records in sales, mine operating earnings, earnings per share and cash flow from operations.  While financial performance was not included in the Company’s original 2011 AIP goals, the Board recognized these achievements with a discretionary 20% performance award.  In addition, Phase I of the Morococha infrastructure relocation project was completed on time, on budget, and without a lost-time incident.  The HRCC and Board provided a discretionary 5% performance award for this achievement.

2011 AIP Awards

The below table summarizes the awards granted to NEO’s under the 2011 AIP, as a percentage of target and total award:

Executive	2011 Base Salary (CAD$)	Award Percentage of Target	Total award (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	$600,000	68.5%	$226,050
A. Robert Doyle Chief Financial Officer	$339,500	75.9%	$115,918
Steven L. Busby Chief Operating Officer	$510,000	69.1%	$176,269
Michael Steinmann Executive Vice President, Geology and Exploration	$417,500	80.1%	$167,261
Andres Dasso Senior Vice President, Operations	$406,000	74.3%	$135,655

Long-Term Incentive Plan

The third component of executive compensation is the granting of stock options and issuance of compensation shares.  The Board, subject to approval by regulatory authorities, may grant stock options and compensation shares on an annual basis to senior managers and executive officers pursuant to the Company’s Stock Option and Compensation Share Plan as set out on page 34.  The Company believes that the mix of stock options and compensation shares provide the best vehicles to help attract and retain employees by providing them with an opportunity to participate in the future success of the Company and to align the interest of the employee with those of the Company and its shareholders. The LTIP was initially approved by the Board on December 9, 2005 and was amended on August 12, 2008, and further amended on September 24, 2010.  The terms of the LTIP were developed to provide guidelines to the Board regarding the grant of stock options and compensation shares under the Company’s Stock Option and Compensation Share Plan to those holding senior management positions with the Company.  Awards in connection with LTIP guidelines are limited to key management positions that have responsibility for influencing the policy, strategy and the long-term performance of the Company.  No options, shares or other securities are issued under the LTIP.

The LTIP was designed to create a sense of ownership by the key employees of the Company and to link the compensation of such employees with the performance of the Company.  It provides guidelines for calculating an incentive target award for each eligible employee of the Company related directly to each employee’s individual annual performance, long-term potential, and long-term contributions to the Company.  Targets are based on an employee’s base salary and are dependent on an employee’s responsibilities and contribution with regard to the long-term performance of the Company.

The formula for the LTIP calculation is as follows:

Base Salary x Target % x Performance Rating

LTIP targets range from 50% to 55% of base salary for the NEO’s, other than the Chief Executive Officer whose target is 60% of base salary.  The following table summarizes the target percentages and amounts for each NEO:

NEO LTIP Targets

Executive	Base Salary (CAD$)	Target Percentage (CAD$)	Target Amount (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	$600,000	60%	$360,000
A. Robert Doyle Chief Financial Officer	$339,500	50%	$169,750
Steven L. Busby Chief Operating Officer	$510,000	55%	$280,500
Michael Steinmann Executive Vice President, Geology and Exploration	$417,500	55%	$229,625
Andres Dasso Senior Vice President, Operations	$406,000	50%	$203,000

Under the LTIP, the participants may elect to receive a 75%/25% or a 50%/50% split of his or her annual award in common shares and stock options.  There is no gross-up on common share awards, making the common share component of all awards net of required withholding taxes.  For option awards, no options vest immediately.  50% of options granted in a particular year vest on the one year anniversary of being granted, and the other 50% on the second anniversary of being granted.  The options expire after seven years as set out under the LTIP guidelines.

Pursuant to the LTIP, awards are based on a performance rating of a minimum of 0% and a maximum of 135% of the target amount.  The HRCC and Board consider the following when making award determinations under the LTIP: senior management’s recommendations, the employee’s performance evaluation, the employee’s long-term potential with the Company, and the Company’s performance.  The HRCC meets in-camera to determine the award level for the CEO after completing his performance evaluation.

NEO LTIP Minimum and Maximum Awards

Executive	Base Salary (CAD$)	Minimum Award (CAD$)	Maximum Award (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	$600,000	$0	$486,000
A. Robert Doyle Chief Financial Officer	$339,500	$0	$229,162
Steven L. Busby Chief Operating Officer	$510,000	$0	$378,675

Executive	Base Salary (CAD$)	Minimum Award (CAD$)	Maximum Award (CAD$)
Michael Steinmann Executive Vice President, Geology and Exploration	$417,500	$0	$309,994
Andres Dasso Senior Vice President, Operations	$406,000	$0	$274,050

LTIP Awards for 2011

In 2011, the following awards were made under the long-term incentive program:

NEO LTIP Awards 2011(1)

Executive	Target (CAD$)	Percentage of Target Awarded	Amount awarded in shares (CAD$)	Amount Awarded in Options (CAD$)	Total amount awarded (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	$360,000	115%	103,500	310,500	414,000
A. Robert Doyle Chief Financial Officer	$169,750	115%	146,406	48,803	195,212
Steven L. Busby Chief Operating Officer	$280,500	115%	80,644	241,931	322,575
Michael Steinmann Executive Vice President, Geology and Exploration	$229,625	135%	77,499	232,495	309,994
Andres Dasso Senior Vice President, Operations	$203,000	105%	159,862	53,288	213,150
______________
(1)
In December 2011, the Company awarded shares of common stock with a two year holding period and granted options under this plan.  The Company uses the Black Scholes pricing model to determine the fair value, and used as its assumptions for calculating fair value a risk free interest rate of 0.85% to 0.93%, weighted average volatility of 36.70% to 40.67%, expected lives ranging from 1.8 to  3 years based on historical experience dividend yield of .26% and an exercise price of CAD $24.90 per share.  The weighted average fair value of each option was determined to be CAD $5.99.

Stock Option and Compensation Share Plan

The Stock Option and Share Compensation Plan (“Stock Option Plan”), which governs the Company’s issuance of stock options and Compensation Shares, was established by the Board on May 13, 2008 (and approved by shareholders on May 13, 2008) and was amended on May 10, 2010.  The Stock Option plan complies with the rules set forth for such plans by the TSX and Nasdaq.  Awards of stock options or Compensation Shares under the Stock Option Plan are granted in accordance with the guidance provided by the Long-Term Incentive Plan.  The Stock Option Plan contemplates (i) the granting of options to purchase Shares and/or (ii) the direct issuance of Compensation Shares to executive officers, directors and service providers of the Company.

Any grant of options under the Stock Option Plan will be at the discretion of the Board, and the term of any options granted will also be at the discretion of the Board, but will not be in excess of ten years.  The Stock Option Plan also gives authority to the Board to issue up to 200,000 Compensation Shares in each calendar year. The maximum number of Shares which may be issued pursuant to options granted or Compensation Shares issued under the Stock Option Plan may be equal to, but will not exceed 6,461,470 Shares.  The number of Shares which may be issuable to any one optionee under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis. The number of Shares which may be issued to Insiders under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis.  In addition, the number of Shares which may be issuable under the Stock Option Plan, together with all the Company’s other previously established or proposed share compensation arrangements, within a one year period: (i) to insiders of the Company in aggregate, shall not exceed 7% of the outstanding issue; (ii) to one optionee who is an insider of the Company or any associates of such insider, shall not exceed 2% of the outstanding issue; and (iii) to any non-employee director, other than the Chairman of the Board, shall not exceed an equity award value of $100,000 (other than Options or Shares granted or taken in lieu of cash fees).

The exercise price of options granted under the Stock Option Plan will be the weighted average trading price of Shares on the TSX for the five trading days prior to the grant date.  The Stock Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested options and receive, in lieu thereof, a number of fully paid Shares. The number of Shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested options tendered for disposition multiplied by the difference between the market price and the option price of all Shares subject to the tendered unexercised vested options by the market price of one Share.  Under the Stock Option Plan, options are non-assignable and non-transferable , and subject to such vesting provisions as the Board in their sole discretion shall determine.  Where an option holder’s employment with the Company is terminated, otherwise than for cause or by reason of death or disability, options granted under the Stock Option Plan will terminate on the earlier of: (i) the expiry date of the options; (ii) 30 days after termination of employment; or (iii) the date the option holder ceases to be a service provider.  In the event of termination for cause, the options will terminate immediately upon the date which the individual ceases to be a director, officer or service provider.  In the event the individual ceases to be a director, officer or service provider due to death or disability, the options granted under the Stock Option Plan will terminate upon the earlier of: (i) the expiry date; and (ii) 12 months after the date of death or disability.  The Stock Option Plan also contains an adjustment mechanism to alter the exercise price or number of shares issuable under the Stock Option Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business.  In the event of a take-over bid or change of control, 50% of an option holder’s unvested outstanding options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, provided that: (i) any options that are unvested or unexercised by the completion of the take-over bid or change of control become null and void; and (ii) in the event the take-over bid or change of control is not completed within 90 days of the proposed completion date, the option holder will be refunded any payments made to exercise the options, the exercised options will be reissued, and the purported exercise of the options will be null and void.

Except where not permitted by the TSX, where an option expires during a time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any holder of options under the Stock Option Plan (the “Black Out Period”) or within ten business days following the end of such Black Out Period, the term of such options will be extended to the end of day that is ten business days following the end of the applicable Black Out Period.

The Stock Option Plan provides that the Board to make certain limited amendments to the Stock Option Plan or any option without shareholder approval, including (i) amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Stock Option Plan or any related option agreement; (ii) a change to the vesting provisions of an option; (iii) extensions to the term of an option held by a person (other than an insider of the Company); (iv) accelerating the expiry date of an option; amending the definitions contained within the Stock Option Plan; (v) amending or modifying the mechanics of the exercise of options (except with respect to the requirement that full payment be received for the exercise of options); (vi) amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX; (vii) amendments relating to the administration of the Stock Option Plan; (viii) amendments that are necessary to suspend or terminate the Stock Option Plan; and (ix) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and Nasdaq)

The Stock Option Plan expressly requires shareholder approval for: (i) amendments that increase the number of Shares issuable under the Stock Option Plan, except in certain circumstances as contemplated in the Stock Option Plan; (ii) any reduction in the option price of an option if the optionee is not an insider of the Company at the time of the proposed amendment; and (iii) amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq).

The Stock Option Plan expressly requires disinterested shareholder approval for: (i) amendments to the Stock Option Plan that could result at any time in the number of Shares reserved for issuance under the Stock Option Plan to insiders of the Company exceeding 10% of the outstanding issue; (ii)  any reduction in the option price of an option if the optionee is an insider of the Company at the time of the proposed amendment; and (iii) amendments requiring disinterested shareholder approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq).

As at April 5, 2012, there were options outstanding under the Stock Option Plan to acquire up to 1,204,616 shares which represents 0.78% of the Company’s non-diluted share capital. Under the Stock Option Plan, the Company has reserved a maximum of 6,461,470 Shares, which represents 4.20% of the Company’s non-diluted share capital, which may be issued pursuant to options granted or compensation shares issued. The Company has also reserved 1,760,714 shares for issuance to certain Minefinders optionees pursuant to the terms of the acquisition of Minefinders which completed on March 30, 2012.  These options are independent from the Company’s Stock Option Plan.

The Company provides no financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Stock Option Plan.

The following table sets forth information concerning the issuance of Shares under the Stock Option Plan for the financial year ended December 31, 2011.(1)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders	1,243,312	$25.92	5,218,158 (1)
Total:	1,243,312	$25.92	5,218,158
______________
(1)
6,461,470 Shares reserved for issuance under the Company’s Stock Option Plan, less Shares issued to the directors in connection with annual compensation, less options exercised, and less the number of options outstanding as at December 31, 2011.

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan.  The Retention Plan was approved by the directors of the Company in June 2008 in response to the intensely competitive labour market in the mining sector in early 2008, during which period highly qualified and experienced professionals were being actively approached and recruited by other mining and exploration companies.  The Retention Plan was designed and to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Retention Plan was amended in 2009 for all participants, with payments extended over four years instead of three years, as originally approved.  The Retention Plan is a four-year plan with a percentage of the total retention bonus payable at the end of each year of the program provided that the individual is still an employee of the Company.  The Retention Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for four years beginning in June 2008.  The terms of the Retention Plan contemplate that the annual contribution award is paid in the form of either cash or shares of the Company.  However, no shares will be issued from the treasury pursuant to the Retention Plan without the prior approval of the Retention Plan by the shareholders of the Company and any applicable securities regulatory authorities.

The Chief Executive Officer is not an eligible participant under the Retention Plan, but has a separate retention program (the “President and CEO Retention Plan”) that was instituted for the same purpose as the Retention Plan.  The terms of the President and CEO Retention Plan are substantially similar to the Retention Plan, providing for a specified annual payment for four years which started in June 2008.  However, unlike eligible individuals under the Retention Plan, the recipient under the President and CEO Retention Plan is required to use the after-tax award to purchase common shares of the Company on the open market within a specified time period and further requires that the recipient hold those securities for a defined period of time.

In 2011 each NEO except the Chief Executive Officer received a Retention Plan payment in the amount of $125,000.  The Chief Executive Officer received a payment of $200,000 pursuant to the President and CEO Retention Plan.

Benefits

The last component of the Company’s executive compensation is benefits.  The Company makes available an array of quality group benefit alternatives to address employee health and other needs, and those of their dependents.  NEO benefits are the same as those for other employees.

SUMMARY COMPENSATION INFORMATION

The following table sets forth information concerning all awards outstanding for each Named Executive Officer during the Company’s most recently completed financial year.

Outstanding Share-Based Awards and Option-Based Awards Table

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD$)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	17,634 16,909 30,167 31,653 15,547 9,652 51,836	28.41 36.66 17.73 25.18 22.23 40.22 24.90	Jan 2, 2012 Jan 10, 2013 Mar 11, 2014 Jan 4, 2015 Feb 26, 2015 Dec 10, 2017 Dec 9, 2018	137,260 777	-	-	-
A. Robert Doyle Chief Financial Officer	7,104 80,16 14,078 14,771 15,547 4,606 8,147	28.41 36.66 17.73 25.18 22.23 40.22 24.90	Jan 2, 2012 Jan 10, 2013 Mar 11, 2014 Jan 4, 2015 Feb 26, 2015 Dec 10, 2017 Dec 9, 2018	64,055 777	-	-	-
Steven L. Busby Chief Operating Officer	13,606 10,752 31,940 22,342 15,547 12,643 40,389	28.41 36.66 17.73 25.18 22.23 40.22 24.90	Jan 2, 2012 Jan 10, 2013 Mar 11, 2014 Jan 4, 2015 Feb 26, 2015 Dec 10, 2017 Dec 9, 2018	145,327 777	-	-	-
Michael Steinmann Executive Vice President, Geology and Exploration	7,415 9,319 21,016 22,052 15,547 6,478 38,814	28.41 36.66 17.73 25.18 22.23 40.22 24.90	Jan 2, 2012 Jan 10, 2013 Mar 11, 2014 Jan 4, 2015 Feb 26, 2015 Dec 10, 2017 Dec 9, 2018	47,811 777	-	-	-
Andres Dasso Senior Vice President, Operations	12,770 9,267 25,580 17,893 5,288 8,896	28.41 36.66 17.73 25.18 40.22 24.90	Jan 2, 2012 Jan 10, 2013 Mar 11, 2014 Jan 4, 2015 Dec 10, 2017 Dec 9, 2018	116,389	-	-	-
_______________

(1)	The closing price of Shares on the TSX as at December 31, 2011 was $22.28 CAD.

The following table sets forth information concerning the value of all awards that have vested or been earned by each of the Named Executive Officers for the financial year ended December 31, 2011.

Incentive Plan Awards – Value Vested or Earned During 2011

Name	Option-based awards – Value vested during the year (CAD$)	Share-based awards – Value vested during the year (CAD$)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	976,806	62,100	426,050
A. Robert Doyle Chief Financial Officer	537,061	87,834	240,918

Name	Option-based awards – Value vested during the year (CAD$)	Share-based awards – Value vested during the year (CAD$)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Steven L. Busby Chief Operating Officer	795,170	48,397	301,269
Michael Steinmann Executive Vice President, Geology and Exploration	468,610	46,500	292,261
Andres Dasso Senior Vice President, Operations	645,047	95,921	213,176

The following table sets forth a summary of the total compensation paid to, or earned by, each NEO during the Company’s three most recently completed financial years.

Summary Compensation Table

Name and Principal Position	Year	Salary (CAD$)	Share-based awards (CAD$)(1)(4)	Option-based awards (CAD$)(1)(4)	Non-equity incentive plan Compensation (CAD$)		Pension value (CAD$)	All Other Compensation (CAD$)	Total Compensation (CAD$)
					Annual incentive plans(1)	Long-term incentive plans
Geoffrey A. Burns President and Chief Executive Officer	2011 2010 2009	600,000 530,000 466,673	103,500 321,975 90,000	310,500 107,325 270,000	226,050 262,350 319,688	n/a	n/a	203,485 202,040 233,540(3)	1,443,535 1,423,690 1,379,901
A. Robert Doyle Chief Financial Officer	2011 2010 2009	339,500 305,450 261,333	146,409 153,656 42,000	48,803 51,219 126,000	115,918 139,766 144,428	n/a	n/a	125,000 125,000 139,700(3)	775,630 775,091 713,461
Steven L. Busby Chief Operating Officer	2011 2010 2009	510,000 409,000 359,333	80,644 140,594 63,525	241,931 140,594 190,575	176,269 215,236 222,578	n/a	n/a	125,000 125,000 147,234(3)	1,133,844 1,030,424 983,245
Michael Steinmann Executive Vice President, Geology and Exploration	2011 2010 2009	417,500 403,000 354,667	77,499 216,109 62,700	232,495 72,036 188,100	167,261 196,966 242,963	n/a	n/a	125,000 125,000 196,945(2)(3)	1,019,755 1,013,111 1,045,375
Andres Dasso Senior Vice President, Operations	2011 2010 2009	406,000 392,000 345,333	159,862 176,400 50,875	53,288 58,800 152,625	88,176 202,860 195,429	n/a	n/a	125,000 125,000 142,806(3)	832,326 955,060 877,068
______________
(1)
Annual Incentive Plan awards are paid in the calendar year following the year in which the employee’s performance is assessed.  For example, the Annual Incentive Plan award referenced for 2011 was paid in March 2012.

(2)	Includes Presidential Award of $20,000 CAD for extraordinary service to the Company.
(3)	Includes a tax gross-up payment to the Named Executive Officers with respect to share-based awards and payments under the Company’s retention plans.
(4)
In December 2011, the Company awarded shares of common stock with a two year holding period and granted options under this plan.  The Company uses the Black Scholes pricing model to determine fair value, and used as its assumptions for calculating fair value a risk free interest rate of 0.85% to 0.93%, weighted average volatility of 36.70% to 40.67%, expected lives ranging from 1.8 to  3 years based on historical experience dividend yield of .26% and an exercise price of CAD $24.90 per share.  The weighted average fair value of each option was determined to be CAD $5.99.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Each of the Named Executive Officers are currently engaged under employment contracts. Each of these contracts is for an indefinite term and each provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the HRCC), discretionary bonus, grant of stock options, vacation time, and various benefits including life, disability, medical and dental insurance.  The employment contracts also provide for termination payments in certain circumstances.

With respect to the employment contracts for Mr. Doyle, Mr. Steinmann, Mr. Busby and Mr. Dasso, in the event of termination without just cause, the contracts provide for a termination payment equal to two year’s annual salary.  The employees would also be entitled to benefits for the same period (subject to certain limitations), plus an amount equal to two times the employee’s annual target AIP payment in lieu of certain other incentive payments.  These contracts also contain change of control provisions such that, if a person acquires or gains control of more than 50% of the outstanding common shares of the Company or acquires sufficient shares to replace a majority of the Company’s Board with its nominees and does so, the employee may, in certain circumstances, resign within nine months of the change of control and be entitled to additional payment.  Where such a circumstance occurs, the contracts provide for payment equal to two year’s annual salary, benefits for the same period (subject to certain limitations), plus an amount equal to two times the employee’s annual target AIP payment in lieu of certain other incentive payments and entitlements.

With respect to the employment contract for Mr. Burns, in the event of termination without just cause, the contract provides for a termination payment equal to two year’s annual salary plus one month’s salary for each fully completed year of continuous employment with the Company, in the aggregate not to exceed three times annual salary.  Mr. Burns would also be entitled to benefits for the same period (subject to certain limitations), plus an amount equal to two times the employee’s annual target AIP payment in lieu of certain other incentive payments.  Mr. Burns’ contract also contains change of control provisions such that, if a person acquires or gains control of more than 50% of the outstanding common shares of the Company or acquires sufficient shares to replace a majority of the Company’s Board with its nominees and does so, the employee may, in certain circumstances, resign within twelve months of the change of control and be entitled to additional payment.  Where such a circumstance occurs, the contracts provide for payment equal to two year’s annual salary plus one month’s salary for each fully completed year of continuous employment with the Company, in the aggregate not to exceed three times annual salary, benefits for the same period (subject to certain limitations), plus an amount equal to twice the employee’s annual target AIP payment in lieu of certain other incentive payments and entitlements.

The below table summarizes the estimated cash payout assuming termination on December 31, 2011:

NEO Estimated Termination Payout

	Estimated Cash Payout on Termination		Estimated Values Vested Share Awards on Termination without Cause (CAD$)
Named Executive Officer	Without Cause (CAD$)	Change of Control (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	2,323,750	2,323,750	68,632
A. Robert Doyle Chief Financial Officer	999,364	999,364	32,027
Steven L. Busby Chief Operating Officer	1,591,686	1,591,686	96,888
Michael Steinmann Executive Vice President, Geology and Exploration	1,276,357	1,276,357	-
Andres Dasso Senior Vice President, Operations	1,207,250	1,207,250	77,596

SHARE OWNERSHIP AND HOLDING REQUIREMENTS

The HRCC has recommended minimum requirements, as outlined below, for share ownership by the following officers:  President and Chief Executive Officer; Chief Operating Officer; Chief Financial Officer; Executive Vice President Geology & Exploration; Senior Vice President, Mining Operations; and General Counsel.  These officers are required to hold those numbers of shares equal to the minimum share ownership requirements at the specified times during the length of their employment.  If equity awards are made to executives, awards will be made in shares until a time at which share ownership requirements are met.

After 24 months employment	minimum 1,500 shares
After 48 months employment	minimum 3,000 shares
After 60 months employment	minimum 5,000 shares

The HRCC annually reviews compliance with the share ownership requirements and as at December 31, 2011, these requirements were satisfied.  The table below provides a summary of NEO share ownership as of December 31, 2011:

Executive	Months with Company	Number of Shares Held
Geoffrey A. Burns President and Chief Executive Officer	Over 60 Months	42,870
A. Robert Doyle Chief Financial Officer	Over 60 Months	12,426
Steven L. Busby Chief Operating Officer	Over 60 Months	15,948
Michael Steinmann Executive Vice President, Geology and Exploration	Over 60 Months	13,493
Andres Dasso Senior Vice President, Operations	Over 60 Months	25,668

In January, 2012, the HRCC increased share ownership requirements to the following. These requirements will take effect in 2014:

After 24 months employment	minimum 4,500 shares
After 48 months employment	minimum 9,000 shares
After 60 months employment	minimum 15,000 shares

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No “informed person” (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had any material interest in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, which has materially affected or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person other than the directors or senior officers of the Company through consulting contracts.  Robert P. Pirooz, the Company’s General Counsel, provides certain management services to the Company through a private company controlled by him, Iris Consulting Limited.  In this regard, the Company paid Iris Consulting Limited, through which

Mr. Pirooz provides his services, approximately CAD $179,000 for management and administrative fees earned in 2011.  Mr. Pirooz is also eligible to participate in certain of the Company’s incentive and benefits plans.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no director or executive officer of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

OTHER MATTERS

Management of the Company knows of no other matters which will be brought before the Meeting, other than those referred to in the Notice of Meeting.  Should any other matters, which do not have a material effect on the business of the Company, properly come before the Meeting, the Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  The Company’s financial information is provided in its comparative financial statements and management’s discussion and analysis (“MD&A”) for the most recently completed financial year.  Copies of the financial statements and MD&A are available upon request to the Controller or the Secretary of the Company at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

Copies of the above documents will be provided free of charge to shareholders of the Company.  The Company may require the payment of a reasonable charge from any person or Company who is not a shareholder of the Company and who requests a copy of any such document.

APPROVAL OF THIS CIRCULAR

The contents of this Information Circular have been approved by the directors of the Company and its mailing has been authorized by the directors of the Company pursuant to resolutions passed as at March 21, 2012.

DATED at Vancouver, British Columbia, this 5th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Robert Pirooz

Robert Pirooz,
General Counsel and Director

APPENDIX “A”

CORORATE GOVERNANCE DISCLOSURE

Governance Disclosure Guidelines under
National Instrument 58-101
Disclosure of Corporate Governance Practices

BOARD OF DIRECTORS

Disclose the identity of directors who are independent.

The following members of the board of directors (the “Board”) of Pan American Silver Corp. (the “Company”) proposed for nomination as directors are considered to be “independent”, within the meaning of the Corporate Governance Disclosure Rules and the Nasdaq Rules:

Ross J. Beaty Michael L. Carroll Michael J.J. Maloney David C. Press Walter T. Segsworth Christopher Noel Dunn

Disclose the identity of directors who are not independent, and describe the basis for that determination.

▪	Geoffrey A. Burns – not independent – current President and Chief Executive Officer of the Company

▪	Robert Pirooz – not independent – current General Counsel of the Company

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Company’s directors are independent - six of the eight persons nominated as directors qualify as independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

▪	Ross Beaty - Chair and member of the board of directors of Alterra Power Corp.

▪	Robert Pirooz - member of the board of directors of Anfield Nickel Corp. and Lumina Copper Corp.

▪	Walter T. Segsworth - member of the board of directors of Alterra Power Corp., Gabriel Resources Ltd. and Heatherdale Resources Ltd.

▪	Christopher Noel Dunn – member of the Board of directors of Pretium Resources Inc. and Alderon Iron Ore Corp.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the beginning of each regularly scheduled meeting of the full Board, the independent members of the Board hold an in-camera meeting at which non-independent directors and members of management are not in attendance.  The lead director is the primary chair of the independent sessions and directors in attendance are encouraged to raise any concerns or issues that they may have.  There are no fixed durations for the in-camera sessions.

For the financial year ended December 31, 2011, there were 7 meetings of the full Board and 5 in-camera sessions in connection therewith.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Ross J. Beaty is the Chair of the Board and is independent. Walter Segsworth, an independent director, has been appointed lead director.

The Board has adopted a position description for the lead director, which was recommended by the Nominating and Governance Committee. The lead director’s primary responsibility is to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the Chief Executive Officer.  The “Mandate of the Lead Director” was attached as Schedule “A” to the Company’s 2006 Information Circular and filed on SEDAR.  The lead director holds in-camera meetings at each regularly scheduled Board meeting with all independent directors and then reports to the Board and makes recommendations to management.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the financial year ended December 31, 2011, the Board held 7 meetings of the full Board.  The attendance records of each of the directors for the most recently completed financial year are set out on page 15 of the Information Circular.

BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has adopted a formal written mandate which defines its stewardship responsibilities.  The “Board of Directors Mandate” was attached as Schedule “A” to the Company’s 2010 Information Circular and filed on SEDAR.

POSITION DESCRIPTIONS

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted a written position description for the chair of the Board, titled “Mandate of the Chairman of the Board” which was attached as Schedule “C” to the Company’s 2006 Information Circular and filed on SEDAR.

While the Chairman of the Board qualifies as independent for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules, some corporate governance institutions would still consider Mr. Beaty non-independent due to his previous position in the Company.  As such, a lead director has been appointed and given a mandate (see page A-2).  The Chairman does not attend in-camera sessions of the independent directors of the Board.

The chair of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. Each chair is sufficiently skilled through education and experience to lead the respective committee.

Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and Chief Executive Officer have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board has adopted a written position description for the chief executive officer, titled “Mandate of the Chief Executive Officer” which was attached as Schedule “D” to the Company’s 2006 Information Circular and filed on SEDAR.

ORIENTATION AND CONTINUING EDUCATION

Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.  Each new director is given a board manual which includes all Board related policies and mandates, as well as certain of the Company’s policies which affect all employees, including the Board. New directors are required to meet with management of the Company to discuss and better understand the business of the Company and will be advised by counsel to the Company of their legal obligations as directors of the Company.

Directors have been and will continue to be given tours of the Company’s mines and development sites to give the directors additional insight into the Company’s business.  In addition, all directors are provided with monthly management reports regarding the Company’s business and operations.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company and the Board recognize the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors, as well as emerging trends in the mining industry and in the regulatory and governance areas.

The General Counsel of the Company has the responsibility of updating the Board members on new and evolving corporate governance developments applicable to directors of public companies with respect to their conduct, duties and responsibilities.  In particular, educational reading materials on matters of significance to the Company and the mining industry are provided to the Board annually and also on an ad hoc basis when appropriate.

Directors are encouraged to introduce topics of discussion that they feel are of particular importance to the Board, and they may request presentations or additional training by management or external advisors. In addition, the Company supports the attendance of its directors at seminars and conferences that are of interest and of relevance to their position as a director, and the Nominating and Governance Committee is responsible for arranging funding for such attendance.

Directors have been and will continue to be given tours of the Company’s silver mines and development sites to give the directors additional insight into the Company’s business.  In addition, all directors are provided with monthly management reports regarding the Company’s business and operations.

ETHICAL BUSINESS CONDUCT

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board has approved a formal “Global Code of Ethical Conduct” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.  The Code is applicable to all the Company’s directors, officers and employees.  The Board, with the assistance of the Audit Committee, the Nominating and Governance Committee and the General Counsel, monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors or executive officers.  Disclosure will be made by the Company of any waiver from these standards granted to the Company’s directors or executive officers in the Company’s quarterly report that immediately follows the grant of such waiver.

There has been no conduct of a director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

The full text of the Code is available on the Company’s website and is attached as Schedule “A” to the Company’s 2012 Information Circular filed on SEDAR.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Company’s Nominating and Governance Committee is primarily responsible for setting the standards of business conduct contained in the Code and generally for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

NOMINATION OF DIRECTORS

Describe the process by which the Board identifies new candidates for Board nomination.

All members of the Board are tasked with recommending individuals they believe are suitable candidates for the Board in light of the particular skills, experience and knowledge that is required on the Board, both generally and in specific circumstances, such as at the retirement of a current director.  Management may also recommend candidates that they feel have the appropriate qualifications to serve on the Company’s Board.

The Nominating and Governance Committee reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each annual general meeting of the Company and identifies, reviews the qualifications of and recommends to the Board possible candidates to fill vacancies on the Board between annual general meetings.  The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

All members of the Nominating and Governance Committee are outside, non-management and independent directors in accordance with the Corporate Governance Disclosure Rules, the Nasdaq Rules and the Nominating and Governance Committee Charter.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

Please see the more detailed discussion under the heading “Nominating and Governance Committee” on page 13.

COMPENSATION

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Human Resources and Compensation Committee, with the assistance of the Company’s Chief Executive Officer and the Vice President of Human Resources and Security, as necessary, reviews overall compensation policies, compares them to the overall industry, and makes recommendations to the Board on the compensation of executive officers.

Please see the more detailed discussion under the headings “Compensation of Directors” and “Executive Compensation” beginning on pages 15 and 18, respectively.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is comprised of three directors, each of whom is an independent director as required by the Human Resources and Compensation Committee Mandate, and for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.  The Chairman of the Human Resources and Compensation Committee is Walter T. Segsworth.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company’s Annual Incentive Plan, Long-Term Incentive Plan and Stock Option and Compensation Share Plan, and delivers an annual report to shareholders on executive compensation.

In addition, the Human Resources and Compensation Committee reviews and makes recommendations to the Board for approval with respect to the annual and long term corporate goals and objectives relevant to determining the compensation of the President and Chief Executive Officer.

Please see the more detailed discussion under the heading “Human Resources and Compensation Committee” beginning on page 12.

OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has a Health, Safety and Environment Committee which currently consists of three directors.  The safety of the Company’s employees and contractors he Company recognizes that proper care of the environment is integral to its existence, its employees, the communities in which it operates and all of its operations.  The Health, Safety and Environment Committee ensures that an audit is made of all construction, remediation and active mines. The results of such audits are reported to the Health, Safety and Environment Committee as is the progress on any significant remediation efforts. The Health, Safety and Environment Committee ensures that strict policies with respect to the health and safety of its employees are in place at each of its operations and that such policies are enforced.

The Board has a Finance Committee which currently consists of four directors.  The purpose of the Finance Committee is to assist the Board in monitoring and reviewing the financial structure, investment policies and financial risk management programs of the Company and make recommendations to the Board in connection therewith.

Please see the more detailed discussion under the headings “Health, Safety and Environment Committee” on page 13 and “Finance Committee” on page 14.

ASSESSMENTS

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Chief Executive Officer is assessed each year on the basis of the objectives set out by the Board for that position, the Chief Executive Officer’s individual performance throughout the year and that individual’s ability to execute on long-term strategy. The Chief Executive Officer is assessed first by the Human Resources and Compensation Committee and then by the Board as a whole.

The Board has also appointed a Nominating and Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. During 2005, the Nominating and Governance Committee, in consultation with the entire Board, undertook to formally establish the roles and responsibilities of each of the Lead Director, the Chairman of the Board and the Chief Executive Officer and determine against what criteria each such position should be assessed.

In 2006, the Nominating and Governance Committee developed a process to assess the Board as a whole and the committees of the Board.  The performance assessment of the Board and each committee of the Board is based on information and feedback obtained from director evaluation questionnaires provided to each director.  Each director is asked to complete and return the assessment questionnaire to the Lead Director on a confidential basis.  The Lead director may discuss the completed questionnaires with individual directors where clarification is required.  The evaluation process focuses on Board and committee performance, and also asks for peer feedback and suggestions or comments regarding the performance of the Chair of each committee and the Lead Director.  The Lead Director reports the results of the performance assessments to the Board.

The Board and the Nominating and Governance Committee formally assess the effectiveness of each member of the Board, and have determined that each Board member is significantly qualified through their current or previous professions and experience.  Each member fully participates in each meeting having in all cases been specifically canvassed for their input.

SCHEDULE “A”

GLOBAL CODE OF ETHICAL CONDUCT

PURPOSE OF THIS CODE

Pan American has adopted this Global Code of Ethical Conduct (the “Code”) in order to document the principles of conduct and ethics to be adhered to by the Company’s directors, officers and employees, and to establish mechanisms for the reporting of unethical conduct.

The Company is committed to:

•	operating in a responsible manner that complies with applicable laws, rules and regulations;
•	promoting the avoidance of conflicts of interest;
•	promoting the prompt internal reporting of violations of this Code and other policies applicable to the Company;
•	providing accountability for adherence to the Code; and
•	providing full, fair, accurate, timely and understandable disclosure in reports and documents filed with any governing body or which are publicly disclosed;
and the Company requires its directors and officers to provide leadership and direction with respect to these principles and standards.

When used herein, “Pan American” and the “Company” shall refer to Pan American Silver Corp. and to its subsidiaries.

1.	COMPLIANCE WITH THE CODE

This Code is a reflection of Pan American’s commitment to the highest standards of governance and ethics.  As such, directors, officers and employees of Pan American are required to:

a)	Comply with the Code.

b)	Assist and co-operate with audits and investigations related to the Code and other policies of Pan American.

c)	Promptly report violations of the Code.

Directors, officers or employees of the Company who are found to have violated the Code will be subject to disciplinary measures.  Such measures may include but are not limited to, taking corrective actions with respect to the violation, suspension, demotion and possible termination of their employment or relationship with the Company.  In addition, Pan American may, where appropriate, refer the matter to relevant government authorities.

2.	COMPLIANCE WITH LAWS

Pan American expects everyone to comply with all applicable laws, rules and regulations in performing work for the Company, including without limitation, those dealing with environmental compliance, public disclosure, insider trading, discrimination and harassment, and health and safety.  Violations of laws, rules or regulations can lead to disciplinary measures under the Code and may result in civil or criminal liability for the Company and the person or persons involved.

As such, directors, officers and employees will:

a)	Comply with all laws, rules and regulations in connection with their work for the Company.

b)	Seek clarification and advice if they are unsure about any law, rule or regulation or if they have questions related to any law, rule or regulation.

c)
Never commit or condone an illegal act in any way related to or during the course of their work for the Company, nor authorize or encourage others, such as contractors or agents, to act in an illegal manner.

d)	Avoid conduct that could bring the reputation and integrity of the Company into question.

Pan American is committed to ensuring that its business operations are not used by others to facilitate illegal activity.  In particular, the Company will strive to prevent its operations from being used in any manner to launder money or further the interests of terrorism.

3.	RECORD KEEPING AND CONTROL SYSTEMS

The Company’s record keeping and control systems are critical components of its business and the integrity of such systems must be maintained at all times. As such, directors, officers and employees will:

a)
Strive to ensure that the Company’s records (including financial and bookkeeping records, public disclosure documents, reports, presentations, safety documents, monitoring data and correspondence) are complete, true, accurate and understandable and provide assistance and information necessary to maintain them as such.

b)
Never use, authorize or encourage improper or deceptive accounting practices, such as falsification of books and records, that could, among other things, result in Pan American’s operating results or performance being fallacious or misleading or be intended to hide violations of this Code or any applicable law.

c)
Never destroy, alter, or render unreadable Company records for an improper or illicit purpose and comply with the Company’s records management processes, with special care being given to financial, bookkeeping and other accounting records.

d)	Retain Pan American records as required by law, the Company’s records management processes and as otherwise notified by the Company’s legal personnel.

e)	Return Pan American records to the Company and notify the appropriate management member as to the location of such records upon changing roles or ceasing employment with the Company.

Information, data, records, documents and communications (in any format) created or received in the ordinary course of business or in connection with a director’s, officer’s or employee’s job function, are the property of Pan American.

4.	EMPLOYEE RELATIONS

Pan American believes that a strong, enthusiastic workforce is critical to its success.  The Company strives to ensure that all employees and contractors are treated fairly and recognizes that the work conditions of its employees, their wages and their job satisfaction have deep impacts not only on the employees themselves, but also on their families, the communities in which they live and on the environment.  As such, the Company believes that it is in the best interest of all parties to work together in a respectful and understanding manner and is committed to providing an environment that is frank and open and provides equal opportunities to its employees.

Directors, officers and employees will:

a)	Treat each other and members of the community in which the Company operates with respect and courtesy.

b)	Strive to keep the workplace free from harassment.

The Company does not condone the use of factors such as race, religion, colour, sex, sexual orientation or ethnicity as the basis for decisions related to hiring, promotions, pay or terminations, nor should directors, officers or employees allow physical disabilities to form the basis of work-related decisions, unless the disability interferes with a person’s ability to perform a job in a safe and effective manner and the disability cannot reasonably be accommodated.

5.	USE OF PAN AMERICAN ASSETS AND PROPERTY

Directors, officers and employees must safeguard and not use corporate property to pursue private interests or the interests of a spouse, family members or a private corporation controlled by any of these individuals.  Company property includes real and tangible items such as land, buildings, furniture, fixtures, equipment, supplies, and vehicles and also includes intangible items such as data, computer systems, reports, information, patents, trademarks, copyrights, logos, name and reputation.

Directors, officers and employees will:

a)
Except for the limited exception provided in b) below, always use the Company’s assets and resources only for Company related business purposes unless the Company provides its prior written approval for the director, officer or employee to use Company property for their personal interest in circumstances where doing so would:

•	not result in additional cost to the Company;

•	would not interfere with the performance of the person’s duties to the Company; and

•	would not result in material personal gain to the person or to their spouse, family member or private corporation.

b)
Limit personal use of Pan American’s computers and software, e-mail, telephones, mobile devices, internet and other electronic systems to incidental, reasonable amounts (i.e. personal use must not interfere with the proper performance of job duties), and follow other provisions of this Code and other Company policies as they relate to use of Company assets and resources.

c)	Exercise prudence and good judgment when incurring and approving business expenses and ensure that such expenses are reasonable, bona fide and appropriate and serve Pan American’s business interests.

d)	Never steal, damage, misuse or waste Company assets.

e)	Never use Company assets in an illegal or improper manner or for an illegal or improper purpose.

6.	CONFLICTS OF INTEREST

Directors, officers and employees shall avoid situations where their individual personal interests could conflict with, or appear to conflict with, the interests of the Company and its stake holders, and shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company, free from the influence of personal considerations and relationships.

A conflict of interest may be real or apparent:

(i)
A “real conflict of interest” occurs when directors, officers or employees exercise their corporate duties, official powers or perform official duties or functions and at the same time know that in doing so there is the opportunity for personal gain.

(ii)
An “apparent conflict of interest” occurs when a reasonably well-informed person could have a perception that a director’s, officer’s or employee’s ability to exercise their corporate duty, an official power or perform an official duty or function was or will be affected by that individual’s private interest.

Directors and officers have a duty to act honestly, in good faith, and in the best interests of the Company and must exercise the degree of skill and diligence reasonably expected from an ordinary person of his or her knowledge and experience.

Conflicts of interest can include the following:

a)	Furthering Private Interests

i)
Directors, officers and employees should avoid outside financial interests which might influence their corporate decisions or actions, and should not engage in such activities or transactions where the activity or transaction may be detrimental to the Company or where the activity may be in conflict with the proper discharge of their duties to the Company.

ii)
If a director, officer or employee is directly or indirectly personally interested in a proposed activity or transaction which involves the Company, or if the director or officer has discretionary decision-making power which could bring about direct or indirect financial benefit to the director, officer or employee due to his or her financial holdings, business and property interests or other relationships, there is potential for a conflict of interest.  In these instances, at a minimum, these circumstances and these holdings should be fully disclosed in advance to the General Counsel of the Company.  If it is determined there is a conflict of interest, the conflict must be fully disclosed in advance to the Nominating and Governance Committee.

b)	Corporate Opportunities

i)
Directors, officers and employees cannot divert to a third party, themselves, their spouses, their children or a private corporation controlled by any of these individuals, a business opportunity that the Company is pursuing.

ii)
A director, officer or employee of the Company whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately:

1.	in respect of a director or officer, notify the Nominating and Governance Committee; and

2.	in respect of an employee, notify his or her immediate supervisor, who will then notify the Nominating and Governance Committee;

and such business dealings may not be pursued unless properly authorized by the Nominating and Governance Committee.

c)	Preferential Treatment

Directors, officers and employees must not assist others in their dealings with the Company if this may result in preferential treatment.  A director, officer or employee who exercises regulatory, inspection or other discretionary authority over others, must disqualify themselves from dealing with individuals where the director’s, officer’s or employee’s relationship with the individual could bring their impartiality into question.

d)	Workplace Relationships

Directors, officers, employees and individuals who are direct relatives or who permanently reside together may not be employed or hold office in situations where:

i)
A reporting relationship exists where a director, officer or employee has influence, input or decision-making power over the relative or cohabitant’s performance evaluation, salary, special permissions, conditions of work or similar matters; and

ii)	The working relationship affords an opportunity for collusion between the individuals that could have a detrimental effect on the Company’s interest.

This restriction may be waived if the Nominating and Governance Committee is satisfied that sufficient safeguards are in place to ensure that the interests of the Company are not compromised.

7.	ACCEPTING GIFTS, BENEFITS AND ENTERTAINMENT

Directors, officers and employees:

a)
May generally accept gifts, hospitality or other similar benefits (other than cash or cash equivalents which must never be accepted) associated with their official duties and responsibilities if such gifts, hospitality or other benefits:

i)	are within the bounds of propriety, a normal expression of courtesy or within reasonable standards of hospitality;

ii)	are advertising and promotional materials, clearly marked with the company or brand name;

iii)	would not bring suspicion on the director’s, officer’s or employee’s objectivity and impartiality; or

iv)	would not compromise the integrity and reputation of the Company.

b)
Notwithstanding a) above, will never solicit or accept gifts, benefits or entertainment in exchange for, or as a condition of, the exercise of duties or as an inducement for performing an act associated with the director’s, officer’s or employee’s duties or responsibilities to the Company and will never solicit or accept a gift of cash or cash equivalent from a business partner or anyone else with whom the Company does business in connection with that director’s, officer’s or employee’s position, duties or responsibilities within the Company.

c)
Will return any improper gift or benefit to the person offering it as soon as practicable or, if there is no opportunity to return an improper gift or benefit, or where the return may be perceived as offensive or inappropriate for cultural or other reasons, immediately disclose and turn over the gift or benefit to the General Counsel who will attend to a suitable disposition of the item.

8.	FRAUD OR BRIBERY

Pan American is committed to the highest level of honesty and integrity and therefore does not tolerate fraud or bribery. Pan American has developed a Global Anti-Corruption Policy and other corporate policies which deal with corrupt payments and activities and which each director, officer and employee is bound to follow.

Fraud can include a wide range of activities, such as falsifying books, records or timesheets, embezzlement, skimming and misappropriating Company assets (including such things as proprietary information and corporate opportunities) for personal gain.

Bribery of government officials, government entities and commercial customers is illegal in most countries.  It can take different forms, such as cash payments, gifts, employment opportunities, quid pro quo transactions, directing business to a particular individual or business, excessive hospitality or providing services or other benefits or things of value to a person, organization, or company or to those related to a particular person, organization, or company.

There are serious criminal and civil consequences for fraud and bribery, including fines and imprisonment, and the Company considers fraud and the payment of bribes or other corrupt activity serious misconduct and grounds for dismissal.

9.	POLITICAL AND CHARITABLE DONATIONS

Laws in many jurisdictions prohibit or regulate corporate donations to governments, political parties, politicians, and candidates for public office.  The Company’s policy is that all corporate contributions to governments, political parties, politicians, or candidates for public office are prohibited unless they are approved in advance as provided in the Company’s Global Anti-Corruption Policy.  The Company may also donate to certain charities pursuant to the terms of the Global Anti-Corruption Policy and the Company’s finance policies and procedures.

10.	COMMUNICATING WITH THE MEDIA AND OTHER MEMBERS OF THE PUBLIC

Pan American is committed to ensuring that disclosure made by the Company to its shareholders and to the public in general, and in reports and documents it files with appropriate securities commissions, including the U.S. Securities and Exchange Commission, is made in a timely manner, is full, fair, accurate and understandable, and is broadly disseminated in accordance with all applicable legal and regulatory requirements.

Directors, officers and employees will:

a)
Always comply with the Company’s Disclosure Policy and Stock Transaction Policy which set out the Company’s policies regarding public disclosure, identify spokespersons for the Company, and establish rules for directors, officers and employees relating to trading securities of the Company.

b)
Not respond under any circumstances to inquiries from external parties unless they are a spokesperson under the Company’s Disclosure Policy, are specifically asked to respond by such a Company spokesperson or are otherwise expressly authorized to do so.

11.	CONFIDENTIALITY AND MISUSE OF UNDISCLOSED MATERIAL INFORMATION

Directors, officers and employees of the Company are required to maintain and protect the confidentiality of all information and materials relating to the Company which are entrusted to them, or which they receive by virtue of their position or employment with the Company.  Such information may only be divulged to persons authorized to receive the information.  For greater certainty, confidential information should not be divulged to spouses, associates, immediate family, friends, or persons with whom the director, officer or employee is connected by frequent or close association.

In addition, directors, officers and employees must not engage in any transactions for personal benefit which results or may result from confidential or non-public information which the director, officer or employee gains by reason of their position or authority.  In addition to the foregoing prohibition under the Code, directors, officers and employees should be aware that securities laws make it illegal to use material undisclosed information when buying, selling or otherwise trading shares (“insider trading”) and passing on this information to others for their use when buying, selling or otherwise trading shares (“tipping”).

12.	AGENTS, CONSULTANTS AND SERVICE PROVIDERS

Pan American believes that its agents, consultants and service providers should act in a manner consistent with this Code in providing services to the Company.  As such, persons retaining or hiring such service providers must consider and be satisfied that the reputations and business practices of such agents, consultants and contractors are in alignment with this Code.  Where appropriate, background and reference checks on service providers should be performed.

If reasonable and appropriate, efforts should be made to draft agreements with agents, consultants and service providers that include terms requiring compliance with this Code and providing for remedies, including termination, for failure to comply. Where such provisions exist and there is a breach of the Code, the appropriate remedies should be enforced against the agent, consultant or service provider.

13.	DUTIES WITH RESPECT TO REPORTING

Directors, officers and employees have a duty to immediately report to management any activity that:

a)	he or she believes contravenes the law;

b)	represents a breach of this Code or a real or apparent conflict of interest;

c)	represents a misuse of the Company’s funds or assets; or

d)	represents a danger to the health and safety of our employees, contractors or public, or to the environment; and

are also responsible for helping to identify and raise potential issues before they lead to Code violations.

If a director, officer or employee finds him or herself in a conflict or potential conflict of interest, or in violation of the Code, their duties are as follows:

a)	If the individual involved is an officer or an employee:

•	The individual must immediately notify his or her immediate superior.

•	If the conflict or violation cannot be avoided or resolved by the individual and his or her respective superior, the individual must advise the Nominating and Governance Committee.

b)	If the individual involved is a director:

•	The individual must immediately notify the chairperson of the Board of Directors and the chairperson of the Nominating and Governance Committee.

•
If the conflict or potential conflict cannot be avoided or resolved, the director must disclose the conflict or potential conflict to all of the directors of the Company and abstain or recuse themselves, as the case may be, from any vote or meeting in connection with the subject of the conflict.

Directors, officers and employees shall act in good faith in reporting a suspected Code violation or a situation that may create a potential for a Code violation and shall not take or tolerate any act of reprisal or retaliation against:

i)	a person who in good faith reports a suspected Code violation or a situation that may create a potential for a Code violation; or

ii)	a person who cooperates with the investigation of a suspected Code violation or a situation that may create a potential for a Code violation;

based on the fact that the person acted as provided in (i) or (ii) above.

14.	REPORTING

Pan American promotes an open and honest environment and encourages directors, officers and employees to address any questions they may have regarding a particular situation or concerns about a possible violation of a law, regulation or the Code promptly with management. Except with respect to self-reporting referred to in Article 13 above, if for some reason an individual is not comfortable doing so or if management does not resolve the matter, reports of potential or actual violations of law or this Code may be made in confidence using the following methods:

•	By e-mail to the Audit Committee Chairman and General Counsel:

auditcommittee@panamericansilver.com

•	By mail, addressed to the Audit Committee Chairman or General Counsel at the following address: Pan American Silver Corp., 1500-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

•	By telephone call directly to the General Counsel at 1-604-687-0333 (the cost of which will be paid for by the Company).

While we encourage all individuals to identify themselves to facilitate a proper investigation, it is not required to do so and an individual may make a report anonymously.

15.	INTERNAL AUDITS AND INVESTIGATING REPORTS OF SUSPECTED CODE VIOLATIONS

The Company conducts routine and ad hoc internal audits through its internal audit group.  Among other things, such audits may include a review of compliance with the Code and with related policies such as the Global Anti-Corruption Policy.

All suspected Code violations, or potential Code violations, will be investigated.  The Audit Committee Chairperson and the General Counsel will decide on the most appropriate method of investigation in each instance and may seek the assistance of external legal advisors, accountants, or other advisors. To the extent possible, investigators will keep information and reports related to investigations confidential, subject to the need to conduct a full and impartial investigation, to comply with law and to remedy Code violations and monitor compliance.

Directors, officers and employees have a duty to cooperate with audits and with investigations.

16.	WAIVER OF THE CODE

Any waiver of this Code for the benefit of a director or executive officer may be granted only by the Board of Directors of the Company, or a committee of the Board duly authorized to do so.  For non-executive officers, the Chief Executive Officer may, in appropriate circumstances as he or she determines using best judgment, waive a conflict or violation of the Code, however any such waivers must be reported to the Nominating and Governance Committee at its next meeting.

Any waivers granted to a member of the Board of Directors or to an executive officer that relates to any element of the “code of ethics” definition set forth in Section 406(k) of the Sarbanes-Oxley Act of 2002 will be disclosed as required by law or stock exchange regulations applicable to the Company. Those who fail to cooperate with investigations will be subject to discipline, which may include termination of employment.

17.	VERIFICATION OF THE CODE

Pan American will make the most current version of the Code available to new directors, officers and employees at or about their time of hire and require such persons to verify they have read and understand the Code.  In addition, the Company may require directors, officers and employees to periodically review the current version of the Code and verify their compliance with and understanding of the Code.  Any director, officer or employee who fails or refuses to review the Code and to respond to a verification request by the Company may be subject to disciplinary measures up to and including termination.

The Code will be publicly available on the Company’s website at www.panamericansilver.com.

Suite 1500 – 625 Howe Street
Vancouver, B.C.
Canada  V6C 2T6

Tel : 604.684.1175
Fax : 604.684.0147

info@panamericansilver.com
www.panamericansilver.com

Document 2

PAN AMERICAN SILVER CORP.

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on May 15, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.	Fold

Proxies submitted must be received by 5:00 pm, Eastern Time, on Monday, May 11, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER
16MA10048.E.sedar/000001/000001/i

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Appointment of Proxyholder
I/We, being holder(s) of Pan American Silver Corp. (the "Corporation") hereby appoint: Geoffrey A. Burns, or failing this person, Robert Pirooz,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of the Corporation to be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, BC, V6C 2T4, on Tuesday, May 15, 2012 at 2:00PM (Vancouver Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Ross J. Beaty	☐	☐	02. Geoffrey A. Burns	☐	☐	03. Michael A. Carroll	☐	☐
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04. Michael J.J. Maloney	☐	☐	05. Robert P. Pirooz	☐	☐	06. David C. Press	☐	☐

07. Walter T. Segsworth	☐	☐	08. Christopher Noel Dunn	☐	☐

	For	Withhold

2. Appointment of Auditors
Reappointment of Deloitte & Touche LLP as Auditors of the Corporation and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against

3. Advisory Resolution on Compensation
To consider and, if thought appropriate, to pass an ordinary resolution approving the Corporation’s approach to executive compensation, the complete text of which is set out in the Information circular for the Meeting.
	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
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1 3 9 8 6 8	A R 1	P A A Q

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	April 20, 2012	By:	/s/ Robert Pirooz
			Name:	Robert Pirooz
			Title:	General Counsel and Director